EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

and

Management Information Circular

April 2, 2024

Dear fellow shareholder,

On behalf of the Board of Directors (the “Board”) of Centerra Gold Inc. (“Centerra” or the “Company”), it is my pleasure to invite you to attend our annual meeting of shareholders to be held on May 14, 2024, at 11:00 a.m. (Toronto time) (the “Meeting”) to address the items of business described in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and management information circular (the “Circular”) accompanying this letter. The Meeting will be held in a virtual format via a live audio webcast. For information on how to access the webcast, please refer to the Notice of Meeting.

Since our last annual general meeting, Centerra has worked diligently to realize our vision of building a strong platform for future growth. The Company successfully restarted the Öksüt mine in June 2023, which contributed significantly to the earnings and cash flows in the second half of the year, and in September, announced its new strategic plan, focused on maximizing the value for each asset in the Company’s portfolio. Management is actively implementing the new strategy, having achieved a mutually beneficial additional agreement with Royal Gold in February 2024. As part of a value enhancing strategy for the entire Molybdenum Business Unit (“MBU”), the Company completed a prefeasibility study and is currently working on a feasibility study to support a disciplined path to restarting operations. In conjunction with this work, we are evaluating strategic options for this business unit.

2023 was a transformative year for Centerra’s executive leadership team. Paul Tomory assumed the role of President and Chief Executive Officer. He is working with our Chief Operating Officer Paul Chawrun to strengthen the technical skills of the corporate office team, to support our operations and strategy implementation going forward. We welcomed Helene Timpano as Executive Vice President, Strategy and Corporate Development, along with a renewed corporate development team. In January 2024, we announced the appointment of Ryan Snyder as Centerra’s Chief Financial Officer. Ryan is succeeding Darren Millman, who is returning to Australia to pursue a mining opportunity there. On behalf of Centerra’s Board and leadership team, I would like to thank Darren for his hard work and dedication over the past 11 years at Centerra.

The Board has been actively engaged in governance work, as detailed in this Circular. As part of the ongoing Board renewal process which started last year, Centerra successfully concluded a search for a new Board member. We are pleased to include Craig MacDougall as a nominee for the shareholders’ consideration at this meeting. Craig further strengthens the technical skillset on the Board with his strong geological career both in the field and in various corporate roles. As part of the renewal process, Richard Connor is not standing for re-election after almost 12 years of service, 11 of which were as Chair of the Audit Committee. Rick's collegial approach, sage advice, and mentoring were highly valued at both the Board and executive levels.

In the accompanying Circular, you will find important information and instructions on how to participate and vote at the Meeting, either online or by proxy. Please exercise your rights as a shareholder either by attending and voting at the Meeting online, or by completing and returning your form of proxy or voting instruction form in advance of the Meeting.

I thank you for your continuing interest in Centerra.

Sincerely, (signed) “Michael S. Parrett” Michael S. Parrett Chair of the Board of Directors Toronto, Ontario April 2, 2024

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra” or the “Company”) will be held on May 14, 2024 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2023 and the auditors’ report thereon;
2.	elect directors of Centerra for the ensuing year;
3.	re-appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;
4.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and
5.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, to permit a greater number of shareholders to attend the Meeting, Centerra will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/436046531. At this website, shareholders will have an equal opportunity to attend, participate and vote their shares at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form accompanying this notice (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a control number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a control number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 18, 2024 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year, Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management proxy circular and our audited annual financial statements for the financial year ended December 31, 2023, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR+ at www.sedarplus.ca, or at www.meetingdocuments.com/TSXT/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 18, 2024, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS (signed) “Yousef Rehman” Yousef Rehman Executive Vice President, General Counsel & Corporate Secretary Toronto, Ontario, Canada April 2, 2024

Table of Contents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	3
Table of Contents	i
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
Voting Information	1
Voting by Proxy	2
Attending and Voting at the Virtual Meeting	3
Voting Common Shares	5
Principal Holders of Voting Securities	5
BUSINESS TO BE TRANSACTED AT THE MEETING	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12
REPORT ON EXECUTIVE COMPENSATION	13
Letter from the Human Resources and Compensation Committee	13
Compensation Discussion and Analysis	15
Compensation Decisions for 2023	21
Share Performance and NEO Compensation	26
Summary Compensation Table	28
Incentive Plan Awards	29
Supplementary Executive Retirement Plan	30
Termination and Change of Control Benefits	30
REPORT ON DIRECTOR COMPENSATION	33
Share Ownership of Directors	34
Directors Incentive Plan Awards (Value Earned During 2023)	35
EQUITY COMPENSATION PLAN INFORMATION	37
Purpose and Participation	37
LTI Plan Options and Share Appreciation Rights	38
LTI Plan RSUs and PSUs	39
LTI Plan DSUs	39
Treatment of Equity Plans Upon Termination and Change of Control	39
Employee Share Purchase Plan	40
Securities Authorized for Issuance Under the Equity Compensation Plans	40
Legacy Plans	41
REPORT ON CORPORATE GOVERNANCE	44
Board Mandate	44
Independence of Board Members	45
Interlocking Directorships	46
Statutory Majority Voting and Advance Notice Nominations	46

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Committees of the Board of Directors	46
Review of Related Party Transactions	48
Overseeing and Managing Risk	48
Centerra Inclusion, Diversity, Equity and Accessibility (“IDEA”)	49
Skills Matrix	51
Board Renewal and Succession Planning	51
Assessment Process	52
Nomination of Directors and Board Size	52
Board Education Opportunities	52
Codes of Ethics	53
Disclosure and Insider Trading Policy	54
Investor Communications and Feedback	54
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	54
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	55
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	55
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	55
ADDITIONAL INFORMATION	55
DIRECTORS’ APPROVAL	55
APPENDIX A	A-1

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SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Centerra Gold Inc. (“Centerra” or the “Company”) for use at the annual general meeting of shareholders of the Company to be held on May 14, 2024 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying notice of meeting. The Company will bear the expense of this solicitation. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/436046531. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

The information contained in this Circular is given as at March 18, 2024 and all dollar amounts are in Canadian dollars, in each case, except where otherwise noted.

Voting Information

You are entitled to vote at the Meeting if you were a holder of common shares of Centerra (“Shares”) at the close of business on March 18, 2024, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

Notice-and-Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, Centerra is using “notice-and-access” to deliver the meeting materials, including the Circular and Centerra’s 2023 Annual Report, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2023 (collectively, the “Meeting Materials”), to both registered and non-registered shareholders. This means that the Meeting Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. One core benefit of the notice-and-access procedures is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

Under notice-and-access, shareholders will receive (unless shareholders have chosen to receive proxy materials electronically) a package by mail that will include a form of proxy or voting instruction form, depending on whether they are a registered or a non-registered shareholder, along with a notice containing instructions on how to vote at the Meeting and how to access the Meeting Materials electronically. Centerra is not using stratification to deliver the Meeting Materials to any shareholders.

The Meeting Materials can be viewed online at www.meetingdocuments.com/TSXT/CG, on the Company’s website at www.centerragold.com, or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

As further described in the notice-and-access notice, you may obtain paper copies of the Meeting Materials at no cost to you for up to one year from the date that this Circular was filed on SEDAR+ by contacting our transfer agent, TSX Trust Company (“TSX Trust”), via their email at tsxt-fulfilment@tmx.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 30, 2024.

If you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your Shares at the Meeting.

How to Vote in Advance of the Meeting as a Registered Shareholder

You are a registered shareholder if your name appears on a share certificate. As a registered shareholder, you may attend, participate and vote at the virtual only Meeting via live audio webcast online at https://web.lumiagm.com/436046531. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Company to registered shareholders along with the notice-and-access notice described above.

Registered Shareholders may vote in advance of the Meeting by proxy:

•	Online: by accessing and following the instructions provided at http://www.meeting-vote.com/
•	By email: by sending a completed form of proxy to proxyvote@tmx.com
•	By telephone: By calling 1-888-489-5760

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•	By fax: fax your completed form of proxy to (416) 595-9593
•	By mail: mail your completed form of proxy to our transfer agent, TSX Trust by at Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1

To vote in advance of the Meeting, your vote must be received no later than 11:00 a.m. (Toronto time) on May 10, 2024 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

How to Vote in Advance of the Meeting as a Non-Registered Shareholder

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

Your intermediary must ask for your voting instructions before the meeting. Please contact them if you did not receive a request for these with the Notice-and-Access Letter. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 10, 2024 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

Non-Registered Shareholders may vote in advance of the Meeting by following the instructions provided on the voting instruction form provided by your intermediary.

The Company does not send proxy-related materials directly to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to non-registered shareholders. The Company has elected to pay for all applicable proxy-related materials to be sent to non-registered shareholders at the Company’s cost.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

How to Vote by Proxy

The individuals named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “How to Appoint a Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, TSX Trust by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 595-9593; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on May 10, 2024 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the independent auditor for 2024 and the authorization of the directors to fix their remuneration; (iii) FOR the non-binding

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advisory resolution to accept Centerra’s approach to executive compensation; and (iv) at the discretion of management, on any matter which may properly come before the Meeting.

Revoking your Proxy

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 595-9593; or by e-mail to: proxyvote@tmx.com; or vote online at http://www.meeting-vote.com/, in each case no later than 11:00 a.m. (Toronto time) on May 10, 2024 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1800, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a registered shareholder or a duly appointed proxyholder and log in to the Meeting online using your control number and accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.

Attending and Voting at the Virtual Meeting

Similar to last year, and to permit a greater number of shareholders to attend the Meeting, we will hold our Meeting in a virtual only format, which will be conducted via a live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at the Meeting online. We hope that hosting a virtual Meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

How to Vote at the Meeting

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the Meeting online. See “How to Access the Virtual Meeting Platform” below for additional information on how to log in to the Meeting online.

In order to vote at the Meeting, non-registered shareholders must appoint themselves as proxyholders in accordance with the instructions below.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote at the Meeting.

How to Access the Virtual Meeting Platform

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/436046531. We recommend that you log in at 10:00 a.m. (Toronto time), one hour before the Meeting starts. Once you have logged in, select “I have a login” and then enter your control number (see below) and password “centerragold2024” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

•	Registered shareholders: The control number located on the form of proxy you received is your control number.
•	Duly appointed proxyholders: TSX Trust will provide the proxyholder with a control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.
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Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://web.lumiagm.com/436046531, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. Online check-in will begin one hour prior to the Meeting on May 14, 2024, at 10:00 a.m. (Toronto time). The Meeting will begin promptly at 11:00 a.m. (Toronto time) on May 14, 2024, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please refer to https://www.lumiglobal.com/faq which includes procedures to contact technical support in the event of any difficulties.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

If the Meeting is disrupted for any reason due to technical issues, please remain logged in to the Meeting.

How to Ask Questions at the Meeting

Registered shareholders and duly appointed proxyholders who login to the Meeting with a control number can ask questions during the Meeting via the messaging feature on the virtual meeting platform. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature, or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If the Company cannot answer a question during the Meeting because of timing or technical limitations, management will endeavor to respond by email as soon as practical after the Meeting.

How to Appoint a Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the Meeting online.

Step 1 - Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

Step 2 - Register your proxyholder: To register a third-party proxyholder, shareholders must contact TSX Trust and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a control number. TSX Trust can be contacted by phone at 1-866-751-6315 (toll-free within North America) or (416) 682-3860 or by internet at https://www.tsxtrust.com/control-number-request. Requests for a control number must be received by 11:00 a.m. (Toronto time) on May 10, 2024. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting. They will only be able to attend the virtual Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Access the Virtual Meeting Platform”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Company’s transfer agent, TSX Trust by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxyvote@tmx.com. The request for registration must be labeled “Legal Proxy” and received by TSX Trust no later than the voting deadline of 11:00 a.m. (Toronto time) on May 10, 2024 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable.

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Voting Common Shares

Centerra is authorized to issue an unlimited number of Shares and preference shares without par value. On March 18, 2024, the Company had 215,188,203 Shares issued and outstanding. The directors have fixed March 18, 2024 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

Principal Holders of Voting Securities

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:

Name	Number of Shares	Percentage
BlackRock, Inc.(1)	37,291,314	17%
1.	Alternative Monthly Reporting System Report on Form 62-103F3 of Blackrock, Inc. dated September 7, 2022, as filed on SEDAR+.

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BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2023 and the auditors’ report thereon will be placed before the Meeting. Copies of the financial statements, together with the auditors’ report thereon, are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. Please see “Voting Information – Notice-and-Access” above for further details regarding how to obtain copies of the financial statements and other Meeting Materials.

Election of Directors

The Board of Directors (the “Board”) has approved the nomination of the individuals named below for election as directors of Centerra. Each of the nominees, other than Craig MacDougall, is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual and special meeting of the Company’s shareholders held on May 9, 2023.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or against each nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the Canada Business Corporations Act (the “CBCA”), at uncontested shareholder meetings held on or after August 31, 2022, any director nominee receiving more “against” votes than “for” votes will not be elected. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting, or (ii) the day on which their successor is appointed or elected.

In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Statutory Majority Voting and Advance Notice Nominations” on page 46.

Board Nominee Information

According to the Company’s constating documents, the Board shall have between 3 and 15 directors.

The Company considers diversity of background, skills, age, culture, geography, experience, and gender when reviewing potential director candidates, and the directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, legal, metallurgy, mergers and acquisitions, and international business – key skills for overseeing the Company’s affairs and guiding its strategic growth. See also “Diversity of the Company’s Directors and Officers” on page 49.

The following tables set out the name and biographical information of each nominee, including present principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out each nominee’s tenure on Centerra’s Board, attendance at Board and standing Committee meetings during 2023, other public company directorships, and minimum ownership requirement. All nominees are in compliance with their minimum ownership requirements. For further information on the breakdown of the Directors’ Share ownership, see “Report on Director Compensation – Share Ownership of Directors” on page 34.

The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

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New Board Nominee

CRAIG MACDOUGALL

Mr. MacDougall has over 35 years of experience in global exploration and mining. Mr. MacDougall retired from IAMGOLD Corporation in 2023, after 12 years where he served as Executive Vice President, Growth, responsible for global precious metals exploration program. Prior to his tenure at IAMGOLD, he served as President and CEO of Continental Nickel Limited. He began his career at Noranda Inc. (Falconbridge Limited) advancing in roles of increasing responsibility, including Senior International Geologist and, later, as Exploration Manager in Australasia and Africa. Mr. MacDougall holds a B.Sc. in Geology from Mount Allison University and an M.Sc. in Earth Sciences from Memorial University of Newfoundland. Mr. MacDougall is a registered Professional Geoscientist (P. Geo.) in the province of Ontario.
Independent Director Nominee(1) Resides in: Okanagan Falls, British Columbia, Canada Age: 61	2023 Board & Committee Attendance:(2) N/A 2023 Voting Results: N/A Board Tenure: New Director Nominee Other Public Company Directorships: None
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
N/A	N/A	Common Shares: 0 RSUs: 0 DSUs: 0	$0	N/A

Incumbent Board Nominees

MICHAEL S. PARRETT

Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the Chief Financial Officer and the President of Rio Algom Limited and Chief Financial Officer of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.
Chair of the Board and Independent Director(1) Resides in: Richmond Hill, Ontario, Canada Age: 72	2023 Board & Committee Attendance: 100% 2023 Voting Results: 93.19% FOR Board Tenure: 10 Years Other Public Company Directorships: None
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$930,000	Common Shares: 41,598 RSUs: 188,026 DSUs: 0	$1,808,196	Yes

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WENDY KEI

Ms. Kei is an accomplished finance executive with more than 25 years of senior business experience across multiple industries. Ms. Kei currently serves as Board Chair for both Ontario Power Generation Inc. and NFI Group Inc. (TSX: NFI). Ms. Kei previously served as Chief Financial Officer of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation and Aber Diamond Corporation). Ms. Kei is a Fellow Chartered Professional Accountants (FCPA, FCA), a Fellow from the Institute of Corporate Directors (F.ICD), holds an ESG Designation (GCB.D) from Competent Boards and holds a Bachelor of Mathematics from the University of Waterloo. Ms. Kei was recognized as BMO Celebrate Women on Boards 2022 Honouree, was named one of Canada’s Top 100 Most Powerful Women in 2020 and was selected as a Diversity 50 2016 Candidate by the Canadian Board Diversity Council.
Independent Director(1) Resides in: Toronto, Ontario, Canada Age: 56	2023 Board & Committee Attendance: 100% 2023 Voting Results: 99.52% FOR Board Tenure: 2 Years Other Public Company Directorships: NFI Group Inc. Ontario Power Generation Inc.
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 3,816 RSUs: 0 DSUs: 28,024	$245,168	In Progress

JACQUES PERRON

Mr. Perron has worked in the mining industry for more than 35 years and has extensive technical and operations experience. He was appointed as a director of Centerra in October 2016, following the closing of the Company’s acquisition of Thompson Creek Metals Company Inc., where he served as President and Chief Executive Officer and director. Mr. Perron was previously President and Chief Executive Officer of Pretium Resources Inc. and has held senior executive roles at several other mining companies prior thereto. Mr. Perron formerly served as a director of Osisko Gold Royalties Ltd., TMAC Resources Inc., Aquila Resources Inc., and Victoria Gold Corp. Mr. Perron is currently Chair of the Canadian Mineral Industry Education Foundation and has been a director since 2007 and a director of Franco-Nevada Corp. since 2022. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.
Independent Director(1) Resides in: Vancouver, British Columbia, Canada Age: 62	2023 Board & Committee Attendance: 100% 2023 Voting Results: 99.52% FOR Board Tenure: 7 Years Other Public Company Directorships: Franco-Nevada Corporation
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 106,778 RSUs: 3,582 DSUs: 0	$849,772	Yes

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SHERYL PRESSLER

Ms. Pressler is currently an investment and strategy consultant in Atlanta, Georgia. She previously served as Chief Executive Officer of Lend Lease Real Estate Investments United States, and as Chief Investment Officer of California Public Employees’ Retirement System. Prior thereto, she was responsible for the investment management of the retirement funds for the McDonnell Douglas Corporation. Ms. Pressler served on the board of directors of Stillwater Mining Company from 2002 until 2013. Since 2006, Ms. Pressler serves on the board of trustees of a number of funds managed by Voya Investment Management. Ms. Pressler received a Bachelor of Arts degree from Webster University and a Master of Business Administration degree from Washington University.
Independent Director(1) Resides in: Atlanta, Georgia, U.S.A. Age: 73	2023 Board & Committee Attendance: 100% 2023 Voting Results: 99.16% FOR Board Tenure: 16 Years Other Public Company Directorships: None
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 45,441 RSUs: 0 DSUs: 35,582	$623,879	Yes

PAUL TOMORY

Mr. Tomory has over 25 years of experience in mining, engineering and construction and was appointed Centerra’s President and Chief Executive Officer effective May 1, 2023. Prior to his appointment, he was Executive Vice President and Chief Technical Officer of Kinross Gold Corporation, where he worked for over 14 years in a series of progressive technical roles. Prior to Kinross, he worked as a consultant at Bain & Company and Golder Associates. Mr. Tomory is a professional engineer from the University of Toronto and holds a Master of Business Administration from the University of Toronto’s Rotman School of Management.
Non-Independent Director(1) Resides in: Mississauga, Ontario, Canada Age: 51	2023 Board & Committee Attendance: 100% 2023 Voting Results: 99.55% FOR Board Tenure: 1 Year Other Public Company Directorships: None
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3)($)	Meets Requirement?
3 times annual base salary	$2,250,000	Common Shares: 20,000 RSUs: 112,652 PSUs: 225,308	$2,668,032	Yes

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PAUL N. WRIGHT

Mr. Wright is a corporate director and has over 40 years of experience in developing and operating open pit and underground gold mines. Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and Chief Executive Officer starting from October 1999. Prior to his tenure at Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.
Independent Director(1) Resides in: British Columbia, Canada Age: 70	2023 Board & Committee Attendance: 100% 2023 Voting Results: 99.51% FOR Board Tenure: 4 Years Other Public Company Directorships: Galiano Gold Inc.
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 75,000 RSUs: 187,627 DSUs: 44,209	$2,361,751	Yes

SUSAN L. YURKOVICH

Ms. Yurkovich is Senior Vice President of Global Business Development at Canfor Corporation, a leading manufacturer of forest products with operations in Canada, the US and Europe. She has worked in the natural resources sector for more than 25 years, including executive roles in both forestry and energy. Prior to joining Canfor, Ms. Yurkovich spent seven years as President and Chief Executive Officer of the BC Council of Forest Industries and President of BC Lumber Trade Council where she led the industry’s advocacy efforts and represented the sector on trade related matters, including the Canada US softwood lumber dispute. She currently serves as a director of Fortis BC and a member of the Faculty Advisory Board at the Sauder School of Business at the University of British Columbia. Ms. Yurkovich holds a Bachelor of Arts and a Master of Business Administration from the University of British Columbia, a diploma in international business from Erasmus University, Netherlands and the ICD.D designation from the Institute of Corporate Directors.
Independent Director(1) Resides in: Vancouver, British Columbia, Canada Age: 58	2023 Board & Committee Attendance: 100% 2023 Voting Results: 98.43% FOR Board Tenure: 6 Years Other Public Company Directorships: None
OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$526,500	Common Shares: 0 RSUs: 22,994 DSUs: 101,614	$1,070,346	Yes
1.	For further information on independence, see “Report on Corporate Governance – Independence of Board Members” on page 45.
2.	The minimum Share ownership requirement for directors is three times their annual retainer (from time to time) to be achieved within a period of five years of becoming a director. The minimum Share ownership level set out in the table above reflects the ownership requirement based on their current annual retainer. Mr. Tomory’s share ownership requirement is governed by the Executive Share Ownership policy. For more information see page 17.

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3.	Share ownership level for non-executive directors reflects the value of Shares, Deferred Share Units (“DSUs”) and Director Restricted Share Units (“Director RSUs”), held by the director. When calculating the value of the Share ownership of non-executive directors, Shares, DSUs and Director RSUs held are valued at the higher of cost at Acquisition Value (defined below) and Market Value, (defined below). For a breakdown of the number of Shares, DSUs and Director RSUs held by each non-executive director, and Share ownership calculation, see “Report on Director Compensation – Share Ownership of Directors” on page 34 for further information.

2023 Shareholder Support

The table below sets out the voting results at the Company’s 2023 annual meeting of shareholders.

Nominee	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Richard W. Connor	146,253,294	98.29%	2,537,987	1.71%
Wendy Kei	148,071,887	99.52%	719,393	0.48%
Michael S. Parrett	138,660,198	93.19%	10,131,081	6.81%
Jacques Perron	148,074,024	99.52%	717,255	0.48%
Sheryl K. Pressler	147,537,900	99.16%	1,253,380	0.84%
Paul Tomory	148,117,772	99.55%	672,507	0.45%
Paul N. Wright	148,062,277	99.51%	729,003	0.49%
Susan L. Yurkovich	146,457,364	98.43%	2,333,916	1.57%

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a director, Chief Executive Officer or Chief Financial Officer of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

Other than as noted below, to Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Parrett was a director of Mongolia Minerals Corporation (a private company involved in mining investments in Mongolia) which was granted creditor protection under the Companies Creditors’ Arrangement Act (“CCAA”) on June 16, 2014. The CCAA proceedings were terminated in February 2015 and Mr. Parrett resigned on February 20, 2015.

Appointment of Auditors

It is proposed that KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2023 and 2022 were as follows:

Fee Type	2023	2022
Audit Fees	$2,371,356	$2,845,121
Audit Related Fees(1)	$0	$0
Tax Fees(2)	$72,730	$39,201
All Other Fees(3)	$0	$21,400
Total	$2,444,086	$2,905,722
1.	Audit related fees in 2023 and 2022 included interim reviews of the consolidated financial statement.
2.	Tax fees in 2023 and 2022 were all related to tax compliance.
3.	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR

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the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve Centerra’s business and financial objectives and ensure that interests of management are aligned with the short and long-term interests of the Company’s shareholders. Centerra believes that its compensation program is consistent with those objectives and are in the best interest of shareholders. A detailed discussion of the Company’s executive compensation program is provided under ‘‘Compensation Discussion and Analysis’’ starting on page 15 of this Circular.

The Board has resolved to provide shareholders with a ‘‘Say on Pay’’ advisory vote on the Company’s approach to executive compensation, which is intended to form an important part of the ongoing engagement between shareholders and the Board. At the meeting, shareholders will be asked to consider, and if deemed advisable, approve the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in respect of the 2024 annual general meeting of shareholders.

Because this vote is advisory, it will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

2023 Shareholder Support

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
2023 Advisory Resolution on Compensation	144,767,796	97.30%	4,023,483	2.70%

The Board recommends that shareholders vote in favour of the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the advisory resolution to accept the Company’s approach to executive compensation.

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REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

On behalf of the Human Resources and Compensation Committee (the “HRC Committee”), this letter and the enclosed Compensation Discussion and Analysis provide an overview of the Company’s performance in 2023 and how the executive compensation outcomes for the year aligned with our results.

The Company made significant progress in 2023 with a new leadership team and renewed commitment to driving future growth at Centerra. Until May 2023, the interim President and Chief Executive Officer, Paul Wright, continued to work diligently and collaboratively with management to reset the organization and provide impactful leadership including the restart of operations at the Öksüt Mine. The progress made set a solid base for the new President and Chief Executive Officer, Paul Tomory, who was appointed effective May 1, 2023. Paul Tomory’s leadership experience and record of strategically building and operating mines through all stages of the mining life cycle while ensuring a safety-first culture, will be extremely valuable to Centerra. He and his team have a wealth of technical expertise that we believe will position the Company for future growth, bringing development assets into production and optimizing performance of Centerra’s existing assets.

There are a number of accomplishments that we would like to highlight, in addition to the specific achievements against our 2023 objectives that are discussed elsewhere in this Report on Executive Compensation.

•	Centerra’s 2023 overall performance was positively impacted by the restart of the Öksüt Mine on June 5, 2023, after temporary suspension of operations in 2022, which lasted 15 months. We delivered a strong finish to 2023, producing 350,317 ounces of gold and 61.9 million pounds of copper in the full year, with Mount Milligan achieving its highest mill throughput since the start of operations in August 2013. The Company ended the year with robust cash and cash equivalents of over $600 million. The fourth quarter of 2023 was the second consecutive quarter of significant free cash flow, spearheaded by the re-start at Öksüt in June 2023.
•	Our consolidated safety performance was above our target this year due to several incidents at our Mount Milligan mine site. We ended 2023 with a Company-wide Total Reportable Injury Frequency Rate of 0.76, which was above our target of 0.74 but was an improvement over the 2022 result of 0.81. The Company continues to work to ensure safety remains Centerra’s top priority and are pleased that safety metrics have improved year over year in 2023.
•	We made significant progress in the execution of our Inclusion, Diversity, Equity and Accessibility (“IDEA”) program. We participated in the International Women in Resource Mentoring Program with several Centerra mentors and female mentees participating in the program over a 6-month period. We incorporated unconscious bias awareness training in Centerra’s 2023 talent review process with a specific focus on identifying opportunities to increase representation of women throughout the organization. The process resulted in 47% of the high potential candidates identified for succession and career development being women. Also, with the addition of Hélène Timpano as Centerra’s new Executive Vice-President, Strategy and Corporate Development, executive female representation is now at 33% (achieving our goal of 30% minimum).
•	We announced the results of a prefeasibility study on the restart of mining at Thompson Creek, including an optimized mine plan with an 11 year mine life. The Company has commenced a feasibility study for Thompson Creek, which is expected to be completed by mid-2024. As part of our value maximizing plan for the Molybdenum BU, we are also evaluating all strategic options for the Molybdenum assets.
•	In September 2023, we announced an extension of our US$400 million revolving credit facility with a renewed term of four years maturing on September 8, 2027. The credit facility is currently undrawn and provides future flexibility for the Company’s growth.
•	Also in September 2023, we announced our strategic plan for each asset in the Company’s portfolio along with our approach to capital allocation. The strategic plan identifies the opportunities at each asset that will maximize the value and drive future growth for the Company. In conjunction with the execution of the strategic plan, we developed a capital allocation strategy that includes returning capital to shareholders through dividends and share buybacks, investing in internal projects and exploration within the current portfolio, and evaluating external opportunities for growth.
•	We advanced our ESG initiatives during the year. For the third year in a row, we operated throughout the year without a significant environmental event at any of our operations. In addition, we remain in full compliance with the World Gold Council Responsible Gold Mining Principles (“RGMPs”) and we continue to work on a climate and nature strategy, including the identification of risks related to climate change, scenario analysis, climate and nature risk opportunity assessments.

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Alignment with Compensation Outcomes

Following a thorough review of 2023 performance, the HRC Committee recommended, and the Board approved an annual incentive plan score for executives (and corporate roles) equal to 97% of target. When combined with an assessment of 115% for Mr. Tomory’s individual performance goals, he received a pro-rated annual incentive plan award of $582,412. Among the other named executive officers, annual incentive plan awards ranged from $290,401 to $440,428.  Notably, the HRC Committee considered that executive officers received payments upon vesting of Performance Share Units (as defined below) at the end of December 2023 which were significantly lower than their original grant date intended value. This result aligned with share price depreciation and the experience of investors over that time period. In particular, there was a zero payout from grants made in 2021 and, for grants in 2022, the performance vesting score for the first tranche was 39% of target. Reflecting the share price decline over the past two years, the actual payout for participants was 32% of the original intended value.

HRC Committee Activities in 2023

In addition to the ongoing oversight of human resources programs, executive compensation and governance, and succession planning, the HRC Committee also completed the following in 2023:

•	Reviewed the Company’s industry peer group for assessing executive and director compensation, and revised the peer group to better align with the Company’s size and scope;
•	Reviewed market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor and made changes to the annual incentive plan and the long-term incentive plan as follows:
✓	The annual incentive plan for fiscal 2023 shifted to an additive design with weights assigned for corporate and individual performance components versus the historical multiplier design.
✓	We removed the ability for certain participants to receive annual incentive plan payments in RSUs along with a 50% Company match component.
✓	We added RSUs to the regular portfolio of long-term incentive vehicles. RSUs granted to senior executives’ vest annually in equal proportions over 3-years and will be settled in Shares to reinforce executive share ownership.
✓	The performance period applicable to PSUs was changed to a single three year performance period, the performance vesting for PSUs: (i) will continue to be based on the Company’s total shareholder return, relative to the S&P/TSX Global Gold Index; and (ii) is capped at 100% of target for grants starting in 2023 in the event the Company’s three year total shareholder return is negative, regardless of relative performance.
✓	Long-term incentive grants to senior executives are now comprised of 50% PSUs, 25% RSUs and 25% Options.
•	Reviewed the competitiveness of compensation levels for senior executives;
•	Completed the biennial review of compensation for directors, with no changes adopted;
•	Reviewed the results of an executive compensation risk assessment completed by the HRC Committee’s independent advisor, with no material risks identified;
•	Enhanced disclosures to shareholders in this Circular.

Key Areas of Focus for 2024

In 2024, the HRC Committee is focused on aligning pay outcomes with the interests of shareholders. The annual incentive plan for fiscal 2024 will reflect modest changes to the defined measures and change in the relative weights of certain measures to reinforce our focus on growth and internal value creation and, in particular to reflect the Company’s new strategic plan announced in September 2023. No additional changes are anticipated for the long-term incentive plan.

Annual Meeting

I trust this letter provides insight into Centerra’s performance in 2023 and the HRC Committee’s rationale for compensation decisions made for the Chief Executive Officer and other Named Executive Officers. I hope you will participate in the Meeting, and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly, (signed) “Michael Parrett” Michael Parrett Chair, Human Resources and Compensation Committee April 2, 2024

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Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2023.

Named Executive Officers
Paul Tomory	President and Chief Executive Officer
Darren Millman	Executive Vice President and Chief Financial Officer
Paul Chawrun	Executive Vice President and Chief Operating Officer
Yousef Rehman	Executive Vice President, General Counsel and Corporate Secretary
Claudia D’Orazio	Executive Vice President, Human Resources and Information Technology
Paul Wright(1)	Former Interim President and Chief Executive Officer
1.	Mr. Wright served as Interim President and Chief Executive Officer until Mr. Tomory’s appointment on May 1, 2023.

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the HRC Committee are Mr. Parrett (Chair), Mr. Connor, and Mr. Wright, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board of Directors” on page 46 for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

Mr. Parrett is the Chair of the Board and became the Chair of the HRC Committee on June 1, 2023. Mr. Parrett previously served as HRC Committee Chair from May 1, 2018, until October 1, 2019. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Mr. Connor spent 38 years practicing public accounting at KPMG, including time spent as the managing partner of the Denver office, where he oversaw compensation matters, including incentive plans for 400 employees. He has also previously served on the compensation committee of Zayo Group Holdings Inc.

Mr. Wright was appointed to the HRC Committee on June 1, 2023. During his career, Mr. Wright was President and Chief Executive Officer of Eldorado Gold Corp. for 18 years during which he oversaw compensation matters for the organization including its senior executives. Mr. Wright has been the Chair of the Board of Galiano Gold since 2020 and is a member of its Governance, Compensation and Nomination Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisors, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.
•	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as performance share units (“PSUs”), restricted share units (“RSUs”), and stock options (“Options”) to acquire Shares.
•	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry. The review process is carried out with the involvement of

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other Board committees, including the Technical and Corporate Responsibility Committee. The HRC Committee also annually reviews, with the assistance of other Board committees, the achievement of such targets.
•	It makes recommendations to the Board regarding compensation and objectives for the CEO.
•	It reviews and approves compensation for the executives who report directly to the CEO.
•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs, and Options.
•	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.
•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s director compensation and makes recommendations to the Board as appropriate.
•	It reviews, as applicable, the Company’s Statement of Executive Compensation and similar public disclosure to ensure transparent disclosure to shareholders, with clear explanations of the process and rationale for pay decisions that demonstrate how pay aligns with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. This review is conducted by independent external advisors who also provide regular updates to the HRC Committee regarding compensation related risks and corporate governance matters affecting compensation practices. Current practices that demonstrate effective governance and executive compensation risk management:

What we do
✓ We pay for performance	✓ We have a corporate disclosure and insider trading policy
✓ We review compensation annually	✓ We have a double trigger for change of control
✓ We have mandatory minimum share ownership policies for directors and executive officers	✓ We have a claw-back policy for executives that aligns with market practices
✓ The HRC Committee may exercise discretion in assessing components of annual incentive performance	✓ We have a HRC Committee whose members are all independent directors
✓ We maintain an executive compensation program with more than 70% of pay considered at-risk, and use an appropriate compensation mix, with fixed and performance-based compensation	✓ Incentive awards are based on multiple metrics, short-term incentive pay for executives is weighted heavily on corporate results and payouts are capped
✓ Equity awards vest over 3 years with overlapping vesting to promote retention and keep executives exposed to the risks of their decisions; vesting periods align with risk realization periods	✓ The HRC Committee retains independent advisors who provide perspective on best practices in executive compensation, governance, and risk management
What we do not do
✗ We do not guarantee incentive compensation	✗ We do not reprice Options that are out of the money
✗ We do not grant options to non-executive directors	✗ We do not provide tax gross ups to executives

A full review of compensation-related risk is completed by the independent advisor every two to three years and overseen by the HRC Committee. The last full review and report was completed in March 2023, reflecting incentive plan design changes incorporated for the 2023 compensation year. The HRC Committee concluded at that time that there were no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra.

Human Resources and Compensation Consultant Fees

In 2022, Southlea Group (“Southlea”), an executive compensation consulting firm, was engaged to be the HRC Committee’s ongoing independent advisor. From time to time, management may also engage Southlea to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or advisor (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

Prior to Southlea, the HRC Committee engaged WTW (formerly Willis Towers Watson) as its independent advisor since 2013.

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

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Consultant	Amounts Paid in 2023		Amounts Paid in 2022
	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	Nil	$4,638	-	$4,176
Southlea Group(2)	$270,638	$1,688	$133,023	-
WTW (Willis Towers Watson)	Nil	Nil	$73,509	$112,619
Total	$270,638	$6,325	$206,532	$116,795
1.	In 2022 and 2023, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing. In 2022, “All Other Fees” for WTW were related to consulting services to assist with the creation of a global compensation framework for non-executive roles, and “All Other Fees” for Southlea Group were related to consulting services to complete a review of Diversity, Equity and Inclusion measures within existing incentive programs.
2.	In 2023, “Executive Compensation Related Fees” for Southlea Group were higher than normal due to introduction of the new additive annual incentive plan design, implementation of the new LTI Plan with RSUs and new PSU design, preparation for shareholder review and approval of the new Omnibus Incentive Plan, completion of the triennial executive compensation risk review and the biennial director compensation review, and support of compensation design as part of the leadership transition.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the executive Share ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs and RSUs held pursuant to the LTI Plan and Legacy Plans (each as defined below), and any other equity plan as determined by the HRC Committee (such as the Legacy Plans). Options are not included in the calculation of an executive’s Share ownership.

Centerra’s Omnibus Incentive Plan (the “LTI Plan”), which was approved by shareholders at the Company’s annual and special meeting held on May 9, 2023, replaced Centerra’s Amended and Restated Restricted Share Unit Plan (the “Legacy RSU Plan”); Directors Share Unit Plan (the “Legacy DSU Plan”); Performance Share Unit Plan (the “Legacy PSU Plan”); and Share Option and Share Appreciation Rights Plan (the “Legacy Option Plan”) (collectively, the “Legacy Plans”).

When calculating the value of executive Share ownership, Shares, RSUs and PSUs are valued at the higher of “Acquisition Value” or “Market Value”. “Acquisition Value” is either the (i) cost at acquisition, (ii) fair market value at the date of the grant, or (iii) intended value at the time of grant (using a 5-day volume weighted average price (“VWAP”)), all as applicable. “Market Value” is, as of March 18, 2024, either the (i) 5-day VWAP of shares on the TSX or (ii) current fair market value.

The table below sets out a summary of each NEO’s (other than Paul Wright) most recent Share ownership requirements and their most recent shareholdings as of March 18, 2024. All NEOs were, as of March 18, 2024, in compliance with their Share ownership requirements.

Executive	Salary(1)	Target(1)	Type of Value(3)(4)	Common Shares(2) ($)	PSUs ($)	RSUs ($)	Total Value of Holdings ($)	Current Holdings as a Multiple of Base Salary(5)
Paul Tomory	750,000	2,250,000	Acquisition Value	222,100	1,578,511	788,350	2,588,962	3.6
			Market Value	154,000	1,578,511	867,420	2,756,291
Darren Millman	514,800	772,200	Acquisition Value	184,764	720,428	718,852	1,624,041	3.2
			Market Value	127,535	720,428	389,389	1,235,477
Paul Chawrun	515,000	772,500	Acquisition Value	0	982,494	486,705	1,469,200	2.9
			Market Value	0	982,494	484,145	1,615,676
Yousef Rehman	445,000	667,500	Acquisition Value	367,694	954,054	1,481,573	2,803,321	6.3
			Market Value	320,489	954,054	1,373,626	2,689,303
Claudia D’Orazio	430,000	645,000	Acquisition Value	298,369	879,438	1,387,922	2,565,728	6.0
			Market Value	290,891	879,438	1,184,360	2,389,312
1.	Salaries for NEOs are as of January 1, 2023.
2.	Pursuant to the requirements for executive Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. The relevant dollar figure that must be met through the ownership of Shares based on 2023 base salary is as follows: Mr. Tomory $750,000; Mr. Millman $257,400; Mr. Chawrun $257,500; Mr. Rehman $222,500; and Ms. D’Orazio $215,000. In accordance with the executive Share ownership policy, the foregoing amounts must be achieved by May 1, 2028 for Mr. Tomory, September 6, 2027 for Mr. Chawrun, January 1, 2026 for Mr. Millman and Mr. Rehman, and January 1, 2027 for Ms. D’Orazio.

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3.	Acquisition value is determined as follows: (i) Shares are valued at the Acquisition Value; (ii) PSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); (iii) Legacy RSUs granted under the Legacy RSU Plan are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase Legacy RSUs; and (iv) RSUs granted under the LTI Plan are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date).
4.	Market value: (i) for Shares, is based on the five-day VWAP of Shares as of March 18, 2024 being $7.70; (ii) for PSUs, based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); and (iii) for RSUs under the LTI Plan and Legacy RSU Plans, based on the five-day VWAP of Shares as of March 18, 2024 being $7.70.
5.	Calculated at the higher of total Acquisition Value or Market Value of holdings divided by current base salary.

Succession Planning for Senior Management

Talent management and succession planning are critical to Centerra’s continued success and the Board has a formal process for annually reviewing succession planning for its executive officers and other senior management positions, including the CEO. The Board discharges these duties principally through the HRC Committee, which monitors progress in succession for executive positions reporting to the CEO to help ensure that the Company’s business will continue to be effectively managed in the future. In July of each year, the HRC Committee undertakes an in-depth review of succession planning, including a report from the President and CEO on succession for his direct reports and other senior management positions.

The CEO, working with the executive team, identifies internal successors for each of the NEOs and senior management positions throughout the organization. This includes the identification of successors that are “ready now” and on a longer-term basis. Further, to ensure business continuity, successors are also identified who may be able to serve in a temporary or emergency basis in the event of an unexpected vacancy. Both planning processes ensure that any business impacts are minimized, and operational continuity and stability is maintained when critical transitions occur.

The succession plans and related leadership development are based on Centerra’s annual talent management program which include talent reviews and identification and assessment processes that extends beyond the leadership level. The Company applies a leadership competency model to identify core and complementary leadership qualities required of its top leaders with specific competencies and learning journeys for aspiring leaders, emerging leaders and experienced leaders. This process cascades down through other levels of the organization and allows for the identification of high performing individuals and defined succession planning for all key roles in the Company including individualized development plans that can be supplemented with challenging project or work assignments, secondments, rotations, 360-degree reviews, coaching and mentoring.

The Company’s succession planning process includes succession planning for the CEO, who annually provides a list of potential successors for the CEO position to the HRC Committee and discusses each potential candidate. These discussions include an assessment of each candidate’s strengths, areas of development, long-term potential, and the steps the CEO is taking to help ensure a strong pipeline of internal talent is available to the Company. The process includes the identification of candidates that could, in appropriate circumstances, step into the role immediately, on a permanent or interim basis.

The departure of Centerra’s President and CEO in September 2022 resulted in the Board reviewing the technical and other capabilities necessary, and available at the time, to execute on the Company’s long-term strategy. The Board decided that an external search was appropriate. Given the circumstances facing the Company, the skill sets present at the executive and Board levels and recognizing his willingness to serve, the Board appointed Paul Wright (independent Board member) as interim President and CEO while an executive search was underway for Centerra’s new President and CEO. The Board formed a CEO search committee comprised of independent directors who oversaw the activities of an international executive search firm. In May 2023, the Board appointed Paul Tomory as President and CEO.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	Providing compensation levels competitive with comparator group companies in the mining industry;
•	Linking executive compensation to corporate performance and the creation of shareholder value;
•	Promoting prudent risk taking in accordance with the Company’s risk appetite;
•	Rewarding the achievement of corporate and individual performance objectives; and
•	Promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Peer Group for Benchmarking Compensation

In July 2023, Southlea assisted the HRC Committee in conducting an annual review of the group of companies used by the Company as a reference for determining competitive total compensation for the President and CEO and senior executive roles. The peer group is selected from North American-based, publicly traded, mining companies (including gold and diversified

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metals) with whom Centerra competes for executive and other professional talent. Key selection considerations include size, operating complexity and international scope, and organizational structure.

Following that review, the Company revised the comparator group to add Hecla Mining Company, Dundee Precious Metals Inc., Torex Gold Resources Inc. and Fortuna Silver Mines Inc. and to remove Yamana Gold Inc., Lundin Mining Corporation and Pan American Silver Corporation. With those changes, the Company’s current peer group comprises the following fourteen companies:

Alamos Gold Inc.	Equinox Gold Corp.	Lundin Gold Inc.
B2Gold Corp.	First Majestic Silver Corp.	New Gold Inc.
Coeur Mining, Inc.	Fortuna Silver Mines Inc.	SSR Mining Inc.
Dundee Precious Metals Inc.	Hecla Mining Company	Torex Gold Resources Inc.
Eldorado Gold Corporation	IAMGOLD Corporation

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Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets or performance comparator ratios.

The table below summarizes Centerra’s four components of total compensation for executives, including base salary, annual cash incentive plan compensation, mid-term and long-term incentive plan compensation made up of share-based awards and stock options; and employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust.

Summary of Compensation Components

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Target Total Direct Compensation and Target Pay Mix

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board’s compensation philosophy is that most compensation paid to executives should be “at-risk” (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align executives’ actions and decisions with the interests of the Company’s shareholders. In 2023, 70% (on average) of the NEOs’ (other than Paul Wright) total target compensation was “at risk” compensation.

Executive	2023 Salary ($)	Annual Incentive Target	2023 PSU Target	2023 RSU Target	2023 Stock Options Target	2023 Target Total Direct Compensation (S)(2)	2023 Target Percent of at risk pay
Paul Tomory(1)	750,000	115%	125%	62.5%	62.5%	2,325,000	78.5%
Darren Millman	514,800	80%	90%	45%	45%	1,853,280	72.2%
Paul Chawrun	515,000	80%	90%	45%	45%	1,854,000	72.2%
Yousef Rehman	445,000	65%	80%	40%	40%	1,446,250	69.2%
Claudia D’Orazio	430,000	65%	80%	40%	40%	1,397,500	69.2%
Paul Wright(3)	-	-	-	-	-	-	-
1.	Mr. Tomory’s 2023 LTI Plan grant values were pro-rated based on his May 1, 2023 start date with the Company. His pro-rated salary earned in 2023 was $500,000.
2.	The number of PSUs and RSUs awarded is determined by dividing the target value of the grant by the five-day VWAP as of the grant date. The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.
3.	As Interim President and CEO, Mr. Wright was not eligible for annual LTI Plan awards.

Compensation Decisions for 2023

Base Salary

Any salary changes for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase. For 2023, none of the NEOs salaries changed.

Executive	2023 Base Salary ($)	2022 Base Salary ($)	Percentage Change
Paul Tomory(1)	750,000	-	n/a
Paul Chawrun(2)	515,000	515,000	0%
Darren Millman	514,800	514,800	0%
Yousef Rehman	445,000	445,000	0%
Claudia D’Orazio	430,000	430,000	0%
Paul Wright(3)	-	-	n/a
1.	Mr. Tomory was appointed President and CEO on May 1, 2023. His 2023 base salary is an annualized amount, he received a pro-rated portion of it in 2023.
2.	Mr. Chawrun was appointed Executive Vice President, Chief Operating Officer on September 6, 2022. His 2022 base salary is an annualized amount, he received a pro-rated portion of it in 2022.
3.	Mr. Wright did not receive a base salary for his position as Interim President and CEO. He received a flat monthly management fee of $150,000 CAD in addition to his continuing Director Fees until the end of his engagement in the role.

Annual Cash Incentive Plan

In 2023, the committee adjusted the short-term incentive plan from a straight-line multiplicative calculation to an additive design with weights assigned to corporate and individual performance components. Starting with the 2023 performance year, NEO’s overall performance result, and subsequent payout is now calculated with the impact of the company scorecard weighted based on their level within the organization.

Executive	Company Score Weighting	Individual Score Weighting
Chief Executive Officer	80%	20%
Executive Vice Presidents and Vice Presidents	70%	30%

The potential score for each of the company and individual scorecards now ranges from 0-200% with an overall cap of 2 times target payout. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

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The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

2023 Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2023 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	Operating and financial performance (45%)
•	Environmental, social and governance (health, safety and sustainability performance) (25%)
•	Growth and value creation (30%)

If Centerra meets each of the targeted performance measures, the corporate performance multiplier is 1.0. If the maximum performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 2.0. If the minimum performance is not achieved for a particular corporate performance measure, no amount is payable for that measure.

A summary of the 2023 results as well as a discussion of 2023 corporate performance is set out below.

Annual Incentive Plan Corporate Scorecard and 2023 Performance

Operating & Financial Performance (45%)	• Gold Production • Copper Production • All-in sustaining costs (AISC) per ounce sold • Operating cash flow
Growth & Value Creation (30%)	• Molybdenum business unit value recognition • Goldfield advancement • Organic gold equivalent ounces resources growth
Environmental, Social and Governance (25%)

•          Total reportable injury frequency rate

•          Environmental incidents by risk ranking

•          World Gold Council Responsible Gold Mining Principles

•          Climate Change

•          Inclusion, Diversity, Equity and Accessibility

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Weight (%)	Achieved (%)
Environmental Social Governance (25%)
Safety: Total Reportable Injury Frequency Rate (TRIFR)	0.81	0.74	0.49	0.76	10%	86%
Environmental Incidents by Risk Rating Level III Level IV Level V	1 1 0	1 0 0	0 0 0	0 0 0	5%	200%
World Gold Council Responsible Mining Principles (WGC RGMPs) Implementation, Climate Change and Inclusion, Diversity, Equity & Accessibility (IDEA)	Compliance with WGC RGMPs; identify climate change risks & complete scenario analysis; execute two IDEA initiatives			Exceeded Target	10%	132%
Operating & Financial Performance (45%)
Gold Production	324,454	360,504	399,029	350,317	20%	86%
Copper Production (000s pounds)	57,814	64,238	67,450	61,862	10%	82%
AISC per ounce Sold (US$/oz) – byproduct copper at $3.55/lb.	966	920	852	1,007	5%	0%
Operating Cash Flow (US$MMs) – Au price $1600/oz, Cu price $3.55/lb.	142	158	198	108	10%	0%
Growth & Value Creation (30%)
Molybdenum Business Unit – Value recognition	Strategy to maximize value of molybdenum business unit by end of 2023			Exceeded Target	15%	140%
Goldfield Advancement	Resource declared, feasibility study and technical optimization complete in 2023			Exceeded Threshold	10%	85%
Organic Gold Equivalent Ounces Resource Growth (Inferred or better)	120,000	200,000	280,000	505,656	5%	200%
TOTAL CORPORATE SCORE						97%

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Environmental, Social and Governance:

•	Centerra ended the 2023 calendar year with a company-wide TRIFR of 0.76 which underperformed the target of 0.74 but was over the minimum threshold of 0.81 and a 6.2% improvement over 2022.
•	For the third year in a row, Centerra operated throughout the year without a material environmental incident at any of the Company’s operations resulting in a maximum score in 2023.
•	Centerra remained in full compliance with the World Gold Council RGMPs and we continued to work on a climate and nature strategy, including the identification of risks related to climate change, scenario analysis and climate and nature risk opportunity assessments. The Company also made significant progress in the execution of its IDEA program. In particular, Centerra participated in the International Women in Resource Mentoring Program, incorporated unconscious bias awareness training in Centerra’s 2023 talent review process with a specific focus on identifying opportunities to increase representation of women throughout the organization resulting in 47% of the high potential candidates identified for succession and career development being women. The company also achieved the goal of a minimum of 30% executive female representation with the addition of Hélène Timpano as Centerra’s new Executive Vice-President, Strategy and Corporate Development (executive female representation is currently 33%). The Company was awarded above target for excellent results in these areas.

Operating and Financial Performance:

•	Full year 2023 gold production and copper production were both lower than target but greater than minimum performance threshold. The Öksüt mine achieved above target gold production results after the start-up in June 2023. However, the Mount Milligan Mine achieved lower than targeted results for both gold and copper production. As a result, the Company’s score was between threshold and target for these objectives.
•	Adjusted all-in sustaining costs on a by-product basis per ounce sold of US$1,007 and operating cash flow of US$108 million was lower than threshold performance and hence both metrics scored 0%.

Growth and Value Creation:

•	The results of a prefeasibility study on the restart of mining at Thompson Creek was delivered on time, including an optimized mine plan with an 11 year mine life. The Company has also commenced a feasibility study for Thompson Creek, which is expected to be completed by mid-2024. As part of the Company’s value maximizing plan for the Molybdenum BU, management is also evaluating all strategic options for the Molybdenum assets. Mining early works started significantly earlier than planned, requiring an intensive and accelerated recruiting process and has proceeded smoothly with strong performance versus plan and no safety incidents. The Company exceeded target for these accomplishments.
•	Goldfield project mineral resources were not declared in 2023 although work was completed, and a technical optimization review was delivered by the end of 2023. As a result of this work, the decision was made to take more time to complete a strategic review of the project. The Company intends to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits that could result in more simplified ore processing methods, a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. Given the appropriate strategic approach being taken, the Company was awarded below target, but above threshold for this metric.
•	Organic gold equivalent ounces resource growth exceeded 500,000 ounces resulting in a maximum score for this achievement.

The HRC Committee reviewed the accomplishments in 2023 and following a thorough review of 2023 performance, the HRC Committee recommended, and the Board approved an annual incentive plan score for executives equal to 97% of target.

2023 Individual Performance

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite. For the CEO, these objectives are reviewed by the HRC Committee and approved by the Board.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against the predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval.

Annually, the CEO provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him or her, including the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the

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CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

•	contributions to Centerra’s overall performance;
•	individual performance relative to pre-established goals;
•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and
•	position against compensation paid to executives in similar roles in our peer group.

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Executive	2023 Key Achievements		2023 Individual Performance Result (%)
Paul Tomory	• Definition of a long-term vision for Mount Milligan encompassing health and safety, operational excellence, commercial structures, resource potential and stakeholder engagement. • Definition of a long-term strategy for the Molybdenum Business Unit including the launch of a strategic review process.	• Reassessment of the value potential and position in portfolio of the Company’s other assets (Goldfield, Kemess, Oakley, Berg). • Ensured a stable platform for operations in Türkiye in the context of the re-opening of the Öksüt mine. • Assessed organizational capabilities and made necessary changes to increase the technical, operational, and strategic bench strength to execute on strategy.	115%
Darren Millman	• Participated in the Company’s successful commercial optimization program for the Langeloth metallurgical plant and contributed to the vertical integration of Langeloth with a potential restart of the Thompson Creek Mine.	• Enhanced the reach of the Company’s investor relations activities. • Maintained a peer-leading balance sheet. • Renewed the Company’s $400M credit facility.	105%
Paul Chawrun	• Improved company-wide health and safety performance. • Delivered operational commitments at the Company’s operations. • Successfully addressed deficiencies and restarted operations at the Öksüt mine. • Launched and led a comprehensive technical and operational optimization program at the Mount Milligan mine.	• Delivered a successful pre-feasibility study for Thompson Creek restart and started associated early site preparatory work. • Advanced the technical work for a revised concept for the Goldfield project. • Upgraded the technical and operating talent pool across the Company.	130%
Yousef Rehman	• Obtained the necessary approvals for restart of the Öksüt mine. • Provided legal support on business development initiatives. • Advanced government relations and stakeholder engagement initiatives associated with the proposed Thompson Creek restart.	• Continued to advance the Company’s ESG strategy achieving full conformance with World Gold Council RGMPs requirements and ongoing development a climate and nature strategy. • Continued development of the Company’s stakeholder engagement framework for its assets in British Columbia.	110%
Claudia D’Orazio	• Restructured both the global Information Technology and Human Resources organizations and their associated operating models to align with corporate strategy. • Upgraded the Information Technology talent pool. • Successfully implemented a new Human Resources and payroll system.	• Completed global talent reviews resulting in succession plans for key roles. • Executed on a number of significant senior personnel changes. • Continued to lead the Inclusivity, Diversity, Equity and Accessibility (IDEA) multi-year strategy for the organization executing on various initiatives resulting in increased education and awareness across the Company.	120%

Overall, each NEO exceeded performance against their individual goals.

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Total Value of Annual Cash Incentive Awards for 2023

A summary of the 2023 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target AIP Amount ($)	Corporate Performance Multiplier (%)	Corporate Weight	Actual Individual Performance Multiplier (%)	Individual Weight	Actual Incentive Amount ($)	Actual Incentive (% of Base Salary)
Paul Tomory(1)	115%	575,000	97%	80%	115%	20%	582,412	116%
Darren Millman	80%	411,840	97%	70%	105%	30%	409,369	80%
Paul Chawrun	80%	412,000	97%	70%	130%	30%	440,428	86%
Yousef Rehman	65%	289,250	97%	70%	110%	30%	291,853	66%
Claudia D’Orazio	65%	279,500	97%	70%	120%	30%	290,401	68%
Paul Wright(2)	-	-	n/a		n/a		-	n/a
1.	As noted above, Mr. Tomory joined the Company on May 1, 2023. His target bonus amount ($) has been pro-rated based on his time as an active employee. He received a total salary amount of $500,000 in 2023.
2.	Mr. Wright was not eligible to participate in the Company’s annual cash bonus program.

Mid and Long-term Incentives

Mid and long-term incentives (“LTI”) align the interests of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Centerra. Long-term incentives encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value that a recipient receives is contingent upon Centerra’s share price performance.

In 2023, the Committee adjusted the long-term incentive plan mix by introducing share-settled restricted share units for executives and reducing the relative weight on stock options. Applying these changes, the mix of long-term incentives for grants in 2023 was 50% performance share units (three-year cliff vesting), 25% stock options and 25% restricted share units.

Equity-based Awards Granted in 2023

A summary of the 2023 long-term incentive awards granted to each NEO is set out in the table below:

Executive	PSU Target (% of Base Salary)	PSU Intended value ($)	PSUs granted (#)(2)	RSU Target (% of Base Salary)	RSU Intended value ($)	RSUs granted (#)(2)	Stock Options Target (% of Base Salary)	Stock Options Target Amount ($)	Stock Options granted (#)(2)
Paul Tomory(1)	125%	625,000	89,022	62.5%	312,500	44,511	62.5%	312,500	103,393
Darren Millman	90%	463,320	65,626	45%	231,660	26,385	45%	231,660	60,585
Paul Chawrun	90%	463,500	65,652	45%	231,750	26,395	45%	231,750	60,609
Yousef Rehman	80%	356,000	50,425	40%	178,000	20,273	40%	178,000	46,552
Claudia D’Orazio	80%	344,000	48,725	40%	172,000	19,590	40%	172,000	44,983
Paul Wright(3)	-	-	-	n/a	1,200,000	170,455	-	-	-
1.	As noted above, Mr. Tomory joined the Company on May 1, 2023. His incentive grants were pro-rated based on his time as an active employee.
2.	Number of units granted includes the initial grant amounts only; PSU and RSU grants receive additional units each time a dividend is paid.
3.	Mr. Wright was not eligible to participate in the annual LTI Plan grant program. The RSUs granted to him were discretionary units granted as a milestone award upon completion of his appointment as Interim President and CEO.

In recognition of Mr. Wright’s tenure as Interim President and CEO from September 6, 2022, to May 1, 2023, the Board of Directors approved a milestone performance award to recognize Mr. Wright’s leadership and contributions to Centerra’s transformation. Mr. Wright guided and led the organization through a challenging period with the departure of the President and CEO and departure of the Chief Operating Officer earlier in 2022. His overall contribution minimizing the impact of the Öksüt shutdown and the guidance he provided to reset the organization on a new path forward has benefitted the Company and all stakeholders. The HRC Committee reviewed the effort and accomplishments, the value preservation and creation, sought insight from outside advisors, examined market precedents and recommended to the Board that Mr. Wright receive a grant of discretionary RSUs (settled in shares) with an intended value of $1.2 million that vested immediately when granted on May 31, 2023.

Performance Share Unit Vesting Condition

PSUs act as a mid-term incentive and their purpose is to align the interests of executives with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). Beginning in 2023, PSUs

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granted under the LTI Plan: (i) vest 100% after three years, provided the performance criteria is met; and (ii) will be capped at 100% of target in the event the Company’s three year total shareholder return is negative, regardless of relative performance. PSU grants made prior to 2023 under Centerra’s Legacy Plan vest over three years, 50% on December 31 of the year following the grant year (year 2) and the remaining 50% on December 31 of the subsequent year (year 3). At the time of vesting, the number of PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the LTI Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts in accordance with the LTI Plan is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

Share Performance and NEO Compensation

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2018 to December 31, 2023. Centerra’s 5-year Total Shareholder Return (TSR) was up 49% similar to the TSX Composite Index and above the TSX Global Gold Index. Centerra’s executive compensation mix provides approximately one half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSUs are expected to be redeemed at values above target and most Options are expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s comparators, PSUs are not expected to pay out and most Options are likely “underwater”. The closing price of the Shares on the TSX on December 30, 2023 was $7.91.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (CAD)

	2018	2019	2020	2021	2022	2023
Centerra Gold Inc. (TSX: CG)	$100	$173	$248	$170	$130	$149
S&P/TSX Composite Index	$100	$119	$122	$148	$135	$146
S&P/TSX Global Gold Index	$100	$141	$173	$133	$127	$130

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NEO COMPENSATION VS. SHAREHOLDER RETURNS

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2018 to December 31, 2023 compared to NEO total compensation over the same time period.

	2018	2019	2020	2021	2022	2023
Centerra Gold Inc. (TSX: CG)	$100	$173	$248	$170	$130	$149
NEO Compensation (C$ millions)	$2.11	$2.15	$2.41	$2.48	$1.53	$1.95

The average total compensation figure above is a mathematical average of the total compensation paid to the included NEOs in a particular year as reported in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the total average compensation figure above. It does not include the compensation paid to NEOs who exited the Company mid-year.

CEO Compensation Lookback Analysis

Given that 2022 and 2023 were transition years for the President and CEO, we have not provided a CEO compensation lookback analysis for 2023, but plan to do so in the Company’s management information circular in respect of its next annual shareholders meeting.

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Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s NEOs (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(B) Share- Based Awards(2) ($)	(C) Option- Based Awards(3) ($)	(D) Non-Equity Incentive Plan Compensation(4) ($)	(E) Pension Value(5) ($)	(F) All Other Compensation(6) ($)	(G) Total Compensation ($)
Paul Tomory	2023	500,000	937,500	312,500	582,412	129,000	29,967	2,491,379
President & Chief	2022	-	-	-	-	-	-	-
Executive Officer	2021	-	-	-	-	-	-	-
Darren Millman	2023	514,800	694,980	231,660	409,369	110,900	38,300	2,000,009
Executive Vice President &	2022	514,800	463,320	463,320	424,360	111,197	91,605	2,068,602
Chief Financial Officer	2021	514,800	463,320	463,320	411,840	111,197	140,774	2,105,251
Paul Chawrun	2023	515,000	695,250	231,750	440,428	111,240	38,300	2,031,968
Executive Vice President,	2022	165,082	148,574	148,574	117,320	34,005	14,453	628,008
Chief Operating Officer	2021	-	-	-	-	-	-	-
Yousef Rehman	2023	445,000	534,000	178,000	291,853	88,110	38,300	1,575,263
Executive Vice President &	2022	445,000	356,000	356,000	355,060	88,110	51,837	1,652,007
General Counsel	2021	445,000	356,000	356,000	289,250	88,110	182,439	1,716,799
Claudia D’Orazio	2023	430,000	516,000	172,000	290,401	85,140	147,467	1,641,008
Executive Vice President.	2022	430,000	344,000	344,000	272,971	84,357	178,735	1,654,063
Human Resources & Info Tech	2021	375,000	300,000	300,000	243,750	74,250	268,855	1,561,855
Paul Wright(7)	2023	-	1,200,000	-	-	-	810,000	2,010,000
Former Interim President &	2022	-	-	-	-	-	823,500	823,500
Chief Executive Officer	2021	-	-	-	-	-	-	-
1.	Amounts indicated represent actual base salary received in the applicable year.
2.	Share-based units awarded are PSUs and RSUs which are valued at the grant date based on the fair market value of a Share calculated as the five-day VWAP. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by Share price movement and dividends in a similar manner as shareholders are affected by such events. The values provided in this table for PSUs and RSUs is the same as the accounting fair value treatment.
3.	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model, which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2023, 2022 and 2021 respectively, were as follows: Paul Tomory $281,174 (2023); Darren Millman $210,432, $604,585, and $341,339; Paul Chawrun $210,515 (2023) and $192,216 (2022); Yousef Rehman $161,691, $464,543, and $262,274; and Claudia D’Orazio $156,241, $448,884, and $221,018.
4.	Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The amounts indicated for 2021 and 2022 include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Legacy RSUs under the Legacy RSU Plan (which are subject to a two-year vesting period). This amount does not include the dollar value of Legacy RSUs matched by the Company which is included in column (f) as more fully described in note (6) below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSUs granted under the Legacy PSU Plan and LTI Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.
5.	Supplemental Executive Retirement Plan (SERP) contributions are earned in one year and contributed in the following year. Amounts in the table reflect the annual SERP contributions earned by each NEO in the relevant year.
6.	Amounts represent: (i) the aggregate amount of perquisites received in the year; and (ii) accrued vacation paid out that was carried forward from the prior year; and (iii) the dollar value of Legacy RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Legacy RSUs under the Legacy RSU Plan (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d) and the dollar amounts for the Legacy RSUs previously contributed (matched) by the Company to the NEOs under the Legacy RSU Plan are as follows: Darren Millman: $102,960 (2021); Yousef Rehman: $144,625 (2021), and Claudia D’Orazio: $121,875 (2021). All Legacy RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date. This figure does not include group benefits which are generally available to all employees of the Company. As previously disclosed above, no RSU elections were made by executives with respect to the 2022 performance year, and the program was discontinued starting in the 2023 performance year.
7.	The 2023 share-based award amount for Mr. Wright represents the intended value of the milestone completion award he received upon the conclusion of his appointment as Interim President and CEO. This amount of $1,200,000 was granted in share-settled RSUs that vested upon grant. The amount in “All Other Compensation” represents the dollar value of director fees (including the portion paid as DSUs) of $210,000 ($223,500 in 2022) and management fees received by Mr. Wright in his position as Interim President and CEO of $600,000 both in 2023 and 2022.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2023.

	Option-based Awards				Share-based Awards(1)
Name	Number Of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Value of unexercised in-the- money options(3) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share-based awards that have not vested(4) ($)	Market or payout value of vested Share- based awards not paid out or distributed(5) ($)
Paul Tomory	103,393	7.04	May 31, 2031	89,952	135,913	1,267,881	Nil
Darren Millman	52,995	6.77	March 6, 2026	60,414	143,889	1,160,748	1,476,434
	110,274	6.71	March 6, 2027	132,329
	68,914	12.52	May 12, 2028	-
	81,660	12.22	March 5, 2029	-
	202,428	6.94	November 16, 2030	196,355
	60,585	8.78	March 7, 2031	-
Paul Chawrun	64,358	6.94	November 16, 2030	62,427	103,147	922,644	24,492
	60,609	8.78	March 7, 2031	-
Yousef Rehman	31,606	6.77	March 6, 2026	36,031	125,361	1,008,961	844,999
	71,419	6.71	March 6, 2027	85,703
	52,445	12.52	May 12, 2028	-
	62,745	12.22	March 5, 2029	-
	155,539	6.94	November 16, 2030	150,873
	46,552	8.78	March 7, 2031	-
Claudia D’Orazio	35,307	12.52	May 12, 2028	-	117,097	943,005	701,595
	52,875	12.22	March 5, 2029	-
	150,296	6.94	November 16, 2030	145,787
	44,983	8.78	March 7, 2031	-
Paul Wright	-	-	-	-	44,209	349,692	2,856,475
1.	For Mr. Wright, the figure for unvested Share-based awards represents DSUs that were granted as a portion of his Director Fees, and the vested share-based awards include both RSUs that were granted as a portion of his Director Fees ($1,484,130) and the discretionary RSU grant made to him as a milestone award upon completing his appointment as Interim President and CEO ($1,372,345). For all other NEOs, the figure for Share-based awards includes PSUs and RSUs granted under both the Legacy Plans and LTI Plan.
2.	In accordance with the terms of the Legacy Option Plan and LTI Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.
3.	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2023, which was $7.91, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).
4.	The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as at December 29, 2023 (being the last trading day of 2023). The market value of RSUs that have not vested is based on the closing price of the Shares on December 29, 2023 (being the last trading day of 2023), which was $7.91.
5.	These amounts relate to (A) PSUs which vested on December 31, 2023, and (in accordance with the applicable plan text) are calculated in Canadian dollars, using the five-day VWAP of the Shares on the TSX, being $8.06 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2023; and (B) all RSUs which have vested on or prior to December 31, 2023, which have not been redeemed by participants and which have been valued using the closing value of the Shares on December 29, 2023 ($7.91).

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2023.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)(4)
Paul Tomory	-	-	582,412
Darren Millman	37,112	78,924	409,369
Paul Chawrun	-	24,489	440,428
Yousef Rehman	28,515	60,643	291,853

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Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)(4)
Claudia D’Orazio	27,554	58,599	290,401
Paul Wright(5)	-	1,227,826	-

1.	Represents the aggregate dollar value that would have been realized in 2023 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.
2.	These amounts relate to (A) PSUs which vested on December 31, 2023 and (in accordance with the applicable plan text) are calculated using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $8.06 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2023; and (B) RSUs (including units received as a result of a dividend payment) which vested during 2023, which have been valued using the market value of the Shares on the applicable vesting dates – March 3, 2023 - $8.92; May 12, 2023 - $8.99; and November 16, 2023 - $7.49. As March 5, 2023 was not a trading day, market value is as of Friday March 3, 2023, being the most recent trading day prior to the vesting date. See footnote (3) for further breakdown of the RSUs.
3.	Mr. Millman had 40,566 RSUs vest in 2023; Mr. Chawrun had 0 RSUs vest in 2023; Mr. Rehman had 43,368 RSUs vest in 2023; and Ms. D’Orazio had 50,626 RSUs vest in 2023. All of the RSUs that vested in 2023 were granted pursuant to the Legacy RSU Plan. Under the provisions of the Legacy RSU Plan, such participants can redeem vested Legacy RSUs at any time for Shares up until one year following their termination date with Centerra.
4.	Amounts indicated represent the annual incentive bonus earned in the 2023 performance year but paid in the following year.
5.	As Interim President and CEO, Mr. Wright did not participate in the annual employee equity or non-equity Plans. He was granted discretionary RSUs (and subsequent dividend RSUs) that vested in 2023 as a milestone award upon completion of his appointment as Interim President and CEO. Mr. Weight was also granted dividend RSUs (that vested at time of the dividend payment) on the Director RSUs he held. The discretionary RSUs have been valued using the market value of the Shares on the applicable vesting date – May 31, 2023 - $7.04. The dividend RSUs have been valued using the market values of the Shares on the dividend payment dates – March 28, 2023 - $8.60; June 12, 2023 - $8.08; August 29, 2023 - $7.79 and November 29, 2023 - $7.80.

Value of Options Exercised During the Year

No options were exercised by NEOs in 2023.

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEO’s SERP at the beginning of 2023, the contributions made with respect to 2023 earnings (but paid in 2024) and the accumulated value as of December 31, 2023. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2023(1) ($)	Contribution Earned in Respect of 2023(2) ($)	Accumulated Value at End of 2023(1) ($)
Paul Tomory	-	129,000	129,000
Darren Millman	663,372	110,900	774,272
Paul Chawrun	34,005	111,240	145,245
Yousef Rehman	402,780	88,110	490,890
Claudia D’Orazio	214,187	85,140	299,327
Paul Wright(3)	-	-	-
1.	Since these are self-administered RCA Trusts, investment income is not included in these amounts.
2.	Contributions made in respect of 2023 were based on eligible earnings in 2023 and paid in 2024.
3.	As Interim President and CEO, Mr. Wright did not participate in the Company’s Supplementary Executive Retirement Plan.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs (other than Mr. Wright) pursuant to the terms of the Company’s LTI Plan and their respective employment agreements with the Company. The Company’s plan and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “Good Reason” is defined in the NEO employment agreements to mean: (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit

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program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

Type of Termination	Severance	Annual Incentive Plan (Bonus)	PSUs(3)	RSUs(3)	Options(3)	Benefits	SERP
Termination without Just Cause or Good Reason(1)

CEO and other NEOs hired prior to November 2020: Lump sum equal to base salary and target annual incentive for 24 months.

NEOs (other than the CEO) hired during or after November 2020: Lump sum equal to base salary and target annual incentive based on length of service - minimum 6 months to maximum 24 months.

		Current year bonus is prorated to the termination date (Corporate and individual performance assumed to be at target if they cannot be determined).	PSUs are pro-rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	RSUs are pro-rated to, and vest on the termination date. They must be redeemed within 60 days following the termination date.	Options that are vested as of the termination date may be exercised for a period of 90 days thereafter. Unvested options as of the termination date are cancelled.	Benefits continue for the applicable notice period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the applicable notice period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Current year bonus is prorated to the termination date (Corporate and individual performance assumed to be at target if they cannot be determined).	All PSUs held as of the termination date vest immediately and are paid based on actual performance at the higher of, the time of the change of control or the termination date	All outstanding RSUs vest immediately on the termination date. They must be redeemed within 60 days following the termination date.

All options immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

						Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.
1.	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.
2.	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if a NEO was terminated without cause 18 months after grant of Legacy Plan PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest during such vesting period. PSUs granted under the LTI Plan cliff vest after 3 years, so in the above scenario, if a NEO was terminated without cause 18 months after grant of LTI Plan PSUs, the entitlement would be to 18/36 of the PSUs that would vest during such performance period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis – Performance Share Unit Plan” on page 25.
3.	Termination provisions described above are those provided within the LTI Plan. Outstanding PSUs, Legacy RSUs and Options that were granted prior to 2023 under the Legacy Plans retain their termination provisions as follows:
a.	PSUs: Same treatment as in the LTI Plan (difference only in vesting periods as described in footnote 3)
b.	Legacy RSUs
i.	Termination without Just Cause or Good Reason: All RSUs vest immediately on the termination date
ii.	Termination without Just Cause or Good Reason within 24 months of a Change of Control: All RSUs vest immediately on the termination date
c.	Options
i.	Termination without Just Cause or Good Reason: All vested options as of the termination date are exercisable for a period of 90 days
ii.	Termination without Just Cause or Good Reason within 24 months of a Change of Control: Same treatment as in the LTI Plan

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six months (12 months in the case of Mr. Tomory) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any

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intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2023. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $7.91, being the closing price of the Shares on December 29, 2023.

Termination of Employment

Executive(6)	Severance(1) ($)	2023 Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Legacy RSUs(5) ($)	LTI Plan RSUs ($)(6)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Termination without Just Cause or Good Reason
Paul Tomory	2,150,000	-	59,967	909,534	-	351,244	81,824	258,000	3,810,569
Darren Millman	1,853,280	-	-	681,812	184,018	211,711	112,791	222,394	3,266,006
Paul Chawrun	927,000	-	-	456,995	-	181,368	49,245	111,240	1,725,849
Yousef Rehman	1,468,500	-	-	523,883	258,467	162,677	111,255	176,220	2,701,003
Claudia D’Orazio	1,419,000	-	-	506,221	217,818	157,188	316,667	170,280	2,787,173
Paul Wright(7)	-	-	-	-	-	-	-	-	-
Termination without Just Cause or Good Reason Following a Change of Control
Paul Tomory	2,150,000	-	89,952	909,534	-	358,347	81,824	258,000	3,847,657
Darren Millman	1,853,280	-	130,903	760,739	184,018	215,990	112,791	222,394	3,480,115
Paul Chawrun	1,854,000	-	41,619	706,574	-	216,070	49,245	222,480	2,978,748
Yousef Rehman	1,468,500	-	100,582	584,526	258,467	165,968	111,255	176,220	2,865,518
Claudia D’Orazio	1,419,000	-	97,192	564,820	217,818	160,367	316,667	170,280	2,946,144
Paul Wright(7)	-	-	-	-	-	-	-	-	-
1.	Severance includes salary and annual incentive plan bonus at target for the severance period.
2.	In the case of “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason Following a Change of Control” which occurs on December 31, 2023, a NEO would not receive more than the annual incentive plan bonus for all of 2023, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, in either termination scenario, there would be no incremental benefit to a NEO.
3.	The options values above reflect only LTI Plan outstanding Options. In the case of “Termination without Just Cause or Good Reason”, for LTI Plan options, Options which would otherwise vest in the severance period following a termination on December 31, 2023 that are in the money are reflected above. All unvested Legacy Plan options as of the termination date are forfeited, and all vested Legacy Plan options are exercisable for a period of 90 days. Thus, there is no incremental benefit of Legacy Plan options to a NEO upon termination without Just Cause or Good Reason. In the case of “Termination with Just Cause of Good Reason Following a Change of Control”, for Legacy Plan and LTI Plan Options, the value reflects only those unvested Options, which would accelerate in these circumstances that are “in the money”.
4.	The PSU values above reflect both Legacy Plan and LTI Plan outstanding PSUs. In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2023, under the Legacy PSU Plan, a NEO would not receive more than the PSU payment they would have otherwise received for any PSUs which vested at the end of 2023 which is calculated based on an adjustment factor equal to the adjustment factor at December 31, 2023 (the termination date) or 1.0, whichever is lower. Under the LTI Plan, PSUs (cliff vesting) would be pro-rated to the end of the severance period, and the remaining units would vest as of the termination date, with the PSU payment amount based on an adjustment factor equal to the adjustment factor at December 31, 2023 (the termination date) or 1.0, whichever is lower. In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs granted under both Plans vest based on actual performance as of December 31, 2023.
5.	In the case of a “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason Following a Change of Control”, all unvested Legacy RSUs held by the NEO on the NEO’s termination date shall immediately vest. Legacy RSUs were only granted under the Legacy RSU Plan.
6.	In the case of a “Termination without Just Cause or Good Reason”, all outstanding LTI Plan RSUs would be pro-rated to the end of the severance period, and the remaining units would vest as of the termination date. In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all outstanding LTI Plan RSUs vest as of December 31, 2023.
7.	Mr. Wright was no longer Interim President and CEO on December 31, 2023 and did not have termination provisions in his contract in his role as Interim President and CEO.
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REPORT ON DIRECTOR COMPENSATION

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. The most recent director compensation review was completed in 2023 by Southlea, with comparison made to the same sample of industry peers used to benchmark executive compensation. Following a review of the market data, there were no adjustments to director compensation for 2024, and a decision was made to revisit compensation later on in 2024.

Director compensation is currently comprised of the following components:

Total Compensation ($)
Annual Retainer: Chair – Board(1)	310,000
Annual Retainer: Other Board Members(1)	175,500
Annual Retainer: Chair – Audit Committee	25,000
Annual Retainer: Chair – Human Resources & Compensation Committee	20,000
Annual Retainer: Chair – Nominating & Corporate Governance Committee	10,000
Annual Retainer: Chair – All other committees	15,000
Meeting attendance fee (per meeting)(2)	1,500
Travel allowance within North America(3)	1,500
Travel allowance outside North America(3)	4,500
Per diem for international travel(4)	1,500
1.	A portion of the annual retainers for each director and the Chair of the Board must be taken as equity-based compensation in the form of DSUs and/or Director RSUs under the LTI Plan (as defined below) (or, if approved, cash settled RSUs). The minimum to be taken in such equity units for the Board Chair’s retainer is $199,330 and for each director’s retainer is $115,000.
2.	Meeting attendance fees are paid for each Board or regular committee meeting a director attends.
3.	For directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.
4.	Directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

The table below sets out compensation earned by directors in 2023.

Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	Total ($)
Current Directors
Richard Connor	117,332	51%			115,500	49%	232,832
Wendy Kei	117,719	49%	120,000	51%			237,719
Michael Parrett	180,877	47%			200,000	53%	380,877
Jacques Perron	132,000	53%			115,500	47%	247,500
Sheryl Pressler	101,500	47%			115,500	53%	217,000
Paul Wright	-	-	-	-	-	-	-
Susan Yurkovich	67,685	28%	175,500	72%			243,185
Former Directors
Bruce Walter	8,219	3%	280,000	97%			288,219

1.	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2023 – a portion of the compensation (earned in respect of the fourth quarter of 2023) was not paid to directors until early 2024.
2.	This reflects all directors in 2024. In 2023, Mr. Wright continued to receive his annual retainer as member of the Board, in addition to his compensation as the Interim President and CEO, until the conclusion of his engagement in that role. As an NEO, Mr. Wright’s total compensation is included in the Summary Compensation Table on page 28. Mr. Walter did not stand for re-election and ceased to be a Director of the Board effective May 9, 2023.
3.	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable).
4.	This figure includes the intended value of DSUs or Director RSUs awarded as a result of fees earned during 2023. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2023 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned in 2023 and subsequently vested and redeemed in 2023, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2023)”.

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Share Ownership of Directors

Centerra has established a Share ownership policy for its non-executive directors requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The director Share ownership required amounts are set out in each nominee director’s profile. See “Business to be Transacted at the Meeting – Election of Directors” starting on page 7.

Since the value of DSUs and Director RSUs under the LTI Plan are tied directly to Centerra’s Share price, DSUs and Director RSUs under the LTI Plan count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs under the Legacy Plans are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting. DSUs and RSUs granted to directors under the LTI Plan will also count toward the achievement of these ownership levels. RSUs granted to directors under the LTI Plan and the Legacy RSU Plan settle in shares, unless the directors elects to receive the equivalent cash value instead.

Share ownership level of non-executive directors is calculated using the higher value of the Acquisition Value or Market Value of Shares, DSUs and Director RSUs.

The following table sets out the Share ownership of each of the Company’s incumbent directors, their Share ownership requirement, calculated as of March 18, 2024 and a description of whether each director meets their Share ownership requirements. Directors have five years to meet their Share ownership requirement. Each of the directors were, as of March 18, 2024, in compliance with their Share ownership requirements.

Director Name	Target Share Ownership Amount ($)	Type of Value	Common Shares ($)	DSUs ($)	RSUs ($)	Book Value of Holdings (1) ($)	Total Current Market Value of Holdings(2) ($)	Meets Requir-ement(3)	Current Holdings (as a multiple of Annual Board Retainer)(4)
Richard Connor	526,500	Acquisition Value	94,630 154,000	426,350 497,619	0 0	520,979	651,619	Meets	3.71
		Market Value
Wendy Kei	526,500	Acquisition Value	26,644 29,383	205,032 215,785	0 0	231,675	245,168	In Progress	1.40
		Market Value
Michael Parrett	930,000	Acquisition Value	272,746 320,305	0 0	1,535,451 1,447,799	1,808,196	1,768,104	Meets	5.83
		Market Value
Jacques Perron	526,500	Acquisition Value	759,391 822,191	0 0	28,871 27,581	788,262	849,772	Meets	4.84
		Market Value
Sheryl Pressler	526,500	Acquisition Value	333,887 349,896	263,964 273,983	0 0	597,851	623,879	Meets	3.55
		Market Value
Paul Wright	526,500	Acquisition Value	557,126 577,284	381,159 340,281	1,359,434 1,444,186	2,297,719	2,361,751	Meets	13.46
		Market Value
Susan Yurkovich	526,500	Acquisition Value	0 0	892,542 782,135	177,804 176,987	1,070,346	959,123	Meets	6.10
		Market Value
1.	Book value of holdings is calculated as follows: (i) Shares are valued at cost at acquisition; and (ii) DSUs and RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date).
2.	Market value of holdings is determined as follows: the total holdings multiplied by $7.70, the five-day VWAP of Centerra Shares on the TSX as of March 18, 2024.
3.	Directors have five years to meet their Share ownership requirement. Mr. Wright and Ms. Kei have until May 1, 2025 and May 3, 2027 to meet their Share ownership requirements, respectively.
4.	Calculated at the higher of Acquisition Value of Holdings and Total Current Market Value of Holdings divided by current annual cash retainer.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out Share-based awards (DSUs and Director RSUs) as of December 31, 2023 for all non-executive directors in 2023. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are redeemed and paid out at the election of the directors. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2023 and were not redeemed in 2023. DSUs and Director RSUs redeemed during 2023 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

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Share-based Awards(1)
Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of Share-based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested Share- based awards (Director RSUs) not paid out or distributed ($)(2)
Current Directors
Richard Connor	64,626	511,191	3,582	28,334
Wendy Kei	28,030	221,718	0	0
Michael Parrett	0	0	188,026	1,487,286
Jacques Perron	0	0	3,582	28,334
Sheryl Pressler	35,582	281,455	3,582	28,334
Paul Wright(3)	-	-	-	-
Susan Yurkovich	101,614	803,767	22,994	181,883
Former Directors
Bruce Walter(4)	0	0	0	0
1.	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not redeemed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. Under the LTI Plan, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries. In contrast, under the Legacy DSU Plan, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries until December 15 of the following year unless otherwise stated in their grant agreement. Former Directors have between 30 to 60 days to redeem following their departure from the Board, unless otherwise stated in their grant agreement. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.
2.	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Centerra’s Shares on December 29, 2023, which was $7.91.
3.	As an NEO, Mr. Wright’s share-based awards are included in the Outstanding Share-based Awards and Option-based Awards table on page 29.
4.	Mr. Walter did not stand for re-election and ceased to be a Director of the Board effective May 9, 2023.

Directors Incentive Plan Awards (Value Earned During 2023)

Deferred Share Units

The following DSUs were redeemed for cash or Shares in 2023 by individuals who were directors of Centerra during 2023, but are no longer directors of Centerra:

Director Name	(Date when ceased being a Director)	Redemption Date	DSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Bruce Walter	May 9, 2023	May 15, 2023	257,652.24	2,357,518	9.15
		July 20, 2023	2,441.67	20,803	8.52

Director Restricted Share Units

Under both the Legacy RSU Plan and the LTI Plan, all Director RSUs vest immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Equity Compensation Plan Information – RSUs”). The following table sets out Director RSUs which were redeemed for cash or Shares in 2023 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Jacques Perron	November 6, 2023	11,446	88,019	7.69
Richard Connor	February 14, 2023	4,089	35,778	8.75
	May 15, 2023	3,288	30,085	9.15
	August 14, 2023	3,759	30,259	8.05
	November 14, 2023	4,309	33,825	7.85
Sheryl Pressler	February 14, 2023	4,089	28,630	8.75
	May 15, 2023	3,288	24,073	9.15
	August 14, 2023	3,759	24,214	8.05
	November 14, 2023	4,309	27,066	7.85
1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.

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The following Director RSUs were redeemed for cash or Shares in 2023 by individuals who were but are no longer directors of Centerra:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Nurlan Kyshtobaev	July 29, 2022	April 24, 2023	15,733	153,868	9.78
Bruce Walter	May 9, 2023	May 15, 2023	31,835	291,290	9.15
1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date.

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EQUITY COMPENSATION PLAN INFORMATION

The LTI Plan approved at the Company’s previous annual and special meeting of shareholders effectively replaced Centerra’s Legacy Plans, as described below. Awards (as defined below) granted under the Legacy Plans remain outstanding and governed by the respective terms of such Legacy Plans, but no new awards are to be granted under any of the Legacy Plans. In 2017, Centerra established the Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to (i) motivate eligible employees to acquire Shares in a convenient manner, (ii) encourage employee Share ownership and (iii) align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full-time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

Purpose and Participation

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The purpose of the LTI Plan is to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of shareholders, while allowing Centerra to remain competitive in the marketplace. In addition, the LTI Plan streamlines the administration of incentive awards, as all Awards granted by the Company to participants are governed by a single plan. Under the LTI Plan, equity-based incentives may be granted to certain of the Company’s directors, executive officers, employees and consultants, including Options, share appreciation rights, RSUs, PSUs and DSUs (collectively referred to as “Awards”). The ESPP is designed to similarly align the interests of participants with the interests of shareholders by facilitating a simple method for employees to gain a stake in the Company.

Maximum Number of Shares which may be Issued Pursuant to the Plans

The LTI Plan is a ‘fixed’ plan in that, subject to customary adjustment provisions provided for therein (including a subdivision or consolidation of Shares), it provides that the aggregate maximum number of Shares that may be issued, in the aggregate, under the LTI Plan is 7,588,834 Shares. Any Shares subject to an Award which have been exercised or settled in cash or in Shares purchased on the open market will again be available for issuance under the LTI Plan. Further, no Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under the LTI Plan to exceed the above-noted number of Shares reserved for issuance under the LTI Plan. Shares will not be deemed to have been issued pursuant to the LTI Plan with respect to any portion of an Award that is settled in cash. For greater certainty, any Shares reserved for issuance under awards under the Legacy Plans that are settled or forfeited, or that expire in accordance with their terms, will not be added to the reserve of Shares available for issuance under the LTI Plan.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security-based compensation arrangements, result in: (a) the number of Shares issuable pursuant to the ESPP and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one year period, exceeding 10% of the outstanding Shares.

Administration

The HRC Committee is responsible for administering the LTI Plan and ESPP, subject to the oversight of the Board, and may further delegate its responsibilities thereunder to a plan administrator.

Insider and Non-Employee Director Participation Limit

The aggregate number of Shares issuable to insiders and their associates at any time under the LTI Plan, the Legacy Plans, the ESPP or any other proposed or established security-based compensation arrangement, will not exceed 10% of the issued and outstanding Shares, and the aggregate number of Shares issued to insiders and their associates within any one-year period under the LTI Plan or any other proposed or established share compensation arrangement will not exceed 10% of the issued and outstanding Shares. In addition, the total annual grant value of equity to any one non-employee director under the LTI Plan and any other proposed or established share compensation arrangement will not exceed $150,000 in the aggregate, of which, no more than $100,000 of value may be comprised of Options or Share Appreciation Rights.

Dividend Equivalents

If dividends (other than share dividends) are paid on Shares, dividend equivalents in the form of additional RSUs, PSUs or DSUs (as applicable) may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for

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such dividends. Under the ESPP, cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.

Recapitalization

In the event of any change in the capital structure or any other change affecting the Shares, the HRC Committee will equitably adjust the aggregate number or kind of shares that may be delivered under the LTI Plan, the number or kind of shares or other property (including cash) subject to an Award, and the terms and conditions of Awards.

In the event of any other change in the capital structure or business of Centerra or other corporate transaction, the HRC Committee will be entitled, in its sole discretion, to make equitable adjustments to be made in such circumstances in order to maintain the economic rights of the participants in respect of Awards under the LTI Plan.

Amendments and Termination

The LTI Plan terminates in accordance with its terms on the 10th anniversary of the date it was adopted by the Company. The HRC Committee is entitled to suspend or terminate the LTI Plan at any time, or from time to time amend or revise the terms of the LTI Plan or of any granted Award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Centerra, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the LTI Plan.

The HRC Committee will be required to obtain shareholder approval to make the following amendments:

•	any amendment to increase the maximum number of Shares issuable pursuant to the LTI Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Shares;
•	except for adjustments permitted by the LTI Plan, any reduction in the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price (including any adjustment to a Share Appreciation Right having the same effect);
•	any amendment which increases the length of the period after a black-out period during which Awards or any rights pursuant thereto may be exercised;
•	any extension of the term of an Award beyond its original expiry date;
•	any increase in the maximum number of Shares that may be issuable to insiders pursuant to the insider participation limit;
•	any amendment that increases the limits previously imposed on non-employee director participation;
•	any amendment which would allow for the transfer or assignment of Awards, other than for normal estate settlement purposes;
•	any amendment which increases the maximum number of Shares that may be issuable upon exercises of Options issued under the LTI Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986;
•	any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of any Award under the LTI Plan; and
•	any amendment to the LTI Plan’s amendment provisions.

Except as specifically provided in a grant agreement approved by the HRC Committee, Awards granted under the LTI Plan will generally not be transferable other than by will or the laws of succession.

LTI Plan Options and Share Appreciation Rights

Each Option granted under the LTI Plan will entitle a participant to purchase one Share upon payment of an exercise price, subject to the terms and conditions of the LTI Plan and the applicable grant agreement. A participant may also elect to undertake a ”cashless exercise” or a “net exercise” in respect of Options. Share Appreciation Rights may be granted in conjunction with an Option. Options granted with Share Appreciation Rights will allow the participant to surrender the Option and exercise the related Share Appreciation Right. Upon the exercise of a Share Appreciation Right, the participant will be entitled to receive an amount equal to the product of (a) the fair market value of one Share on the date of exercise, minus the exercise price of the applicable Option, multiplied by (b) the number of Shares in respect of which the Share Appreciation Rights have been exercised.

All Options and Share Appreciation Rights granted under the LTI Plan will have an exercise price determined and approved by the HRC Committee at the time of grant, which will not be less than the fair market value of the Shares on the date of the

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grant. Subject to the terms of the LTI Plan, the “fair market value” of the Shares as of a given date means the VWAP on the TSX or the NYSE for the five trading days immediately preceding such date.

Subject to any vesting conditions set forth in a participant’s grant agreement, an Option and Share Appreciation Right (if applicable) will be exercisable during a period established by the HRC Committee which will not be more than ten years from the date of grant. The LTI Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period.

LTI Plan RSUs and PSUs

RSUs and PSUs granted under the LTI Plan are Awards that entitle a participant holding such Award to receive Shares, cash based on the fair market value of the number of Shares underlying the Award or a combination thereof upon settlement, subject to the terms of the applicable grant agreement.

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the HRC Committee. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of Award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards will be set out in the participant’s grant agreement.

Non-executive directors may elect to receive a portion of their compensation (as specified by the Board from time to time) in RSUs, subject to the limits and restrictions on non-executive director participation described above. Unlike grants under the Legacy Plans, it is intended that RSUs granted under the LTI Plan to members of senior management will be settled in Shares.

It is intended that all RSUs and PSUs granted under the LTI Plan will be subject to vesting over a three-year term from the date of grant. The number of PSUs that will vest will vary depending on the Company’s achievement over the designated performance period of performance criteria determined by the HRC Committee and set forth in the applicable grant agreement. The performance criteria applicable to PSUs granted under the LTI Plan will continue to be based on the performance of the Shares relative to other gold companies included in the S&P/TSX Global Gold CAD$ Index. See “Compensation Discussion and Analysis – Mid-term and Long-term Incentives”.

Subject to the achievement of the applicable vesting conditions, including any performance criteria, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date. RSUs and PSUs can be settled, at Centerra’s option, in cash or Shares, which Shares can be bought on secondary markets or issued from treasury.

LTI Plan DSUs

DSUs granted under the LTI Plan are Awards that evidence the right to receive cash based on the fair market value of a Share. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Centerra currently expects to only grant DSUs as a form of non-executive director compensation, consistent with current practice under the Legacy Plans. See “Report on Director Compensation – Deferred Share Unit Plan” above.

The settlement of a DSU will generally occur following a pre-established deferral period, which will be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Centerra, as applicable, subject to satisfaction of any applicable conditions and the applicable grant agreement.

Treatment of Equity Plans Upon Termination and Change of Control

The treatment of LTI Plan Awards upon termination and termination following a change of control can be found in the table on page 30 of this Circular.

Under the LTI Plan, in the event of a Change of Control, all outstanding Awards must be replaced by Replacement Awards (as defined below). If all outstanding Awards are not replaced by Replacement Awards, the HRC Committee will have the power, in its sole discretion, to modify the terms of the LTI Plan and/or the Awards granted thereunder, including to cause the power to accelerate vesting (including on the basis of up to the maximum level of achievement of any applicable performance criteria) to assist the participant to tender into any take-over bid or other transaction leading to a Change of Control (including to conditionally settle or to permit the conditional exercise of any Awards).

In the event of a Change of Control, an award will be considered a “Replacement Award” if the HRC Committee (as constituted immediately before the Change of Control) determines, in its sole discretion, that such award meets the following requirements:

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•	it has a value equal to the value of the Award intended to be replaced by the Replacement Award (each such replaced Award, a “Replaced Award”) as of the date of the Change of Control,
•	it relates to publicly traded equity securities of (i) the Company, (ii) the entity surviving the Company following the Change of Control, or (iii) the parent entity of such surviving entity,
•	it contains substantially identical vesting terms to those of the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable performance period (or such shorter period as determined by the HRC Committee) and the level of achievement of the performance criteria in respect of the applicable Performance Period shall be deemed to be the maximum level of achievement), and
•	its other terms and conditions are not less favorable to the participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control.

A Replacement Award may take the form of the continuation of the applicable Replaced Award if the requirements above are satisfied.

Employee Share Purchase Plan

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary.

Securities Authorized for Issuance Under the Equity Compensation Plans

The following table sets forth, as at December 31, 2023, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by securityholders
Employee Share Purchase Plan(1)	39,262		4,107,789
LTI Plan(2)			5,631,987
Stock Options	499,964	$8.23
RSUs(3)	448,400
Legacy Stock Option Plan	2,365,000	$8.67	0
Legacy RSU Plan(4)	939,815		0
Equity compensation plans not approved by securityholders
Total	4,292,441		9,739,776
1.	This represents the number of Shares actually issued under the ESPP in early Q1 2024, for aggregate cash proceeds that were in participants’ account as of December 31, 2023. Under the ESPP, Shares are issued to participants on a quarterly basis, as soon as administratively possible after such quarter end and based on the five-day VWAP on such purchase date, which was $8.06.
2.	The overall number of securities remaining available for future issuance under the LTI Plan includes the specified share-settled awards, as well as all outstanding cash-settled awards granted under the LTI Plan.
3.	Information provided here includes share-settled Legacy RSUs (221,088), share-settled Discretionary RSUs (173,495), Director RSUs (53,817). Share-settled RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director.

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4.	Information provided here includes Director RSUs (182,080), Legacy RSUs (675,032) and Discretionary RSUs (82,703). As noted elsewhere, Legacy RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director. All outstanding Discretionary RSUs can only be redeemed for Shares issued from treasury.

The following tables set forth additional information regarding Centerra’s security-based compensation arrangements.

Plan	Burn Rate(1)
LTI Plan
2021	n/a
2022	n/a
2023	0.49%
Legacy Option Plan
2021	0.30%
2022	0.59%
2023	0.00%
Legacy RSU Plan
2021	0.11%
2022	0.06%
2023	0.00%
Employee Share Purchase Plan
2021	0.05%
2022	0.05%
2023	0.07%
1.	Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of Shares outstanding for the applicable fiscal year.
Plan	Plan Maximum(1)	Outstanding Securities Awarded(2)	Remaining Securities Available for Grant(3)
LTI Plan	7,588,834 (3.49%)	948,364 (0.44%)	5,631,987 (2.59%)
Legacy Option Plan	18,000,000 (8.29%)	2,365,000 (1.09%)	0 (0.00%)
Legacy RSU Plan	4,000,000 (1.84%)	939,815 (0.43%)	0 (0.00%)
Employee Share Purchase Plan	5,000,000 (2.30%)	857,741 (0.39%)	4,107,789 (1.89%)
1.	The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2023).
2.	The number of outstanding share-settled securities awarded under each arrangement as of December 31, 2023 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2023).
3.	The number of securities under each arrangement that are available for grant as of December 31, 2023 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2023). Following approval of the LTI Plan in 2023, no grants were made under the Legacy Option Plan or Legacy RSU Plan.

Legacy Plans

Legacy Option Plan

Legacy Options granted under the Legacy Option Plan are non-transferable, other than by will or the laws of descent and distribution. Legacy Options granted under the Legacy Option Plan must be exercised no later than eight years after the date of the grant. Legacy Options granted under the Legacy Option Plan vest as to one-third on each of the first, second and third anniversaries of the grant. The Legacy Option Plan provides for the term of Legacy Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period.

The HRC Committee may amend, suspend or terminate the Legacy Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Legacy Options or rights granted to a participant under the Legacy Option Plan without the participant’s consent. In addition, the following amendments to the Legacy Option Plan, or to Legacy Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Legacy Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Legacy Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of a Legacy Option or that would result in the exercise price for any Legacy Option being lower than the fair market value of a Share at the time the Legacy Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of a Legacy Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash

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consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Legacy Option Plan dies, Legacy Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Legacy Options not vested will expire. Legacy Options granted under the Legacy Option Plan may not be transferred or assigned other than by will or the laws of descent and distribution. Under the Legacy Option Plan, if a participant retires or becomes disabled, unvested Legacy Options will continue to vest and vested Legacy Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Legacy Options which are not exercised expire. If a participant ceases to be eligible under the Legacy Option Plan for any other reason, except due to a change of control of Centerra, each Legacy Option held by the participant which is unvested will be cancelled immediately and each Legacy Option that is vested as at the date the participant ceases to be eligible under the Legacy Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Legacy Options held by the participant will expire. In the event of a change of control, all Legacy Options will vest immediately, and the participant may exercise his or her Legacy Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Legacy Options will expire. The Legacy Option Plan will be terminated by the HRC Committee upon there being no more Legacy Options outstanding thereunder.

Legacy RSU Plan

Administration of the Legacy RSU Plan

If a participant under the Legacy RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the Legacy RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. Legacy RSUs granted under the Legacy RSU Plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Legacy RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board on all matters requiring approval of the Board. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the Legacy RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the Legacy RSU Plan, the number of securities subject to the Legacy RSUs and the number of Legacy RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the Legacy RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the Legacy RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the Legacy RSU Plan or any Legacy RSU, amendments to the termination or early termination provisions of the Legacy RSU Plan or any Legacy RSU and amendments necessary to suspend or terminate the Legacy RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the Legacy RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a Legacy RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of Legacy RSUs under the Legacy RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the Legacy RSU Plan; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). The Legacy RSU Plan will be terminated by the HRC Committee upon there being no more Legacy RSUs outstanding thereunder.

RSUs Issued to Directors under the Legacy RSU Plan

All Director RSUs awarded to directors under the Legacy RSU Plan vested upon grant and expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs granted under the Legacy RSU Plan at any time after grant.

Under the Legacy RSU Plan, upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable taxes; or (C) a combination of (A) and (B), at the election of the participant.

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If a director participant in the Legacy RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

RSUs Issued to Employees under the Legacy RSU Plan

All Legacy RSUs granted to eligible employees under the Legacy RSU Plan are subject to a two-year vesting period; 50% of the Legacy RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Under the Legacy RSU Plan, upon redemption of a Legacy RSU, Centerra shall issue from treasury one Share for each whole vested Legacy RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Legacy RSUs held by such participant under the Legacy RSU Plan shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Legacy RSUs held by such participant under the Legacy RSU Plan shall automatically be terminated and vested Legacy RSUs held by such participant may be redeemed within one year from such resignation or termination.

Legacy DSU Plan

While serving as a director, Legacy DSUs cannot be redeemed. Legacy DSUs are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each Legacy DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the Legacy DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional Legacy DSUs equal in value to the dividend multiplied by the number of Legacy DSUs held by the director.

Legacy PSU Plan

The Legacy PSU Plan provided a staggered vesting schedule over three years whereby 50% of the Legacy PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the Legacy PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of Legacy PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Legacy PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the Legacy PSU Plan) immediately prior to vesting of the Legacy PSUs or, at Centerra’s election, a Share purchased on the open market. Legacy PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional Legacy PSUs are credited to participants’ accounts. The number of additional Legacy PSUs credited to participants’ accounts is determined by dividing the dollar amount of the dividends payable in respect of the Legacy PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

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REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company, while recognizing the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2023 and December 31, 2023, the Board held 7 meetings.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and setting compensation of, and, if necessary, termination of the CEO;
•	oversight of CEO’s selection, appointment, evaluation and termination of other executive officers;
•	satisfying itself as to the integrity of the CEO and other senior officers of the Company and as to the culture of integrity throughout the Company;
•	adoption of a strategic planning process and approval of strategic plans;
•	ensuring risk management policies and procedures are in place and appropriate;
•	overseeing policies and procedures regarding the integrity of financial reporting and information management;
•	oversight of estimates of Centerra’s mineral reserves by management;
•	oversight of human resources policies;
•	oversight of health, safety and environmental policies;
•	oversight of disclosure policies and procedures;
•	corporate governance;
•	oversight of environmental and social governance; and
•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board and committee mandates are reviewed at least annually by the Board. The full text of the Board mandate is set out in Appendix A. A copy of the mandates for the Board and each standing committee can also be found on Centerra’s website at www.centerragold.com.

Directors frequently (in person, by phone or virtually) meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries, and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

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Strategic Planning

The Board works with management in developing the overall business strategy of the Company and reviews the annual business plans for achieving its objectives, which sets the basis for creating annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements, management information circulars, management’s discussion and analysis and related press releases.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. The CEO’s key responsibilities include articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board sets objectives for the CEO which align with the Company’s annual business plan and strategic plan. These objectives include both specific quantifiable goals and general goals that are qualitative and not driven by a predetermined mathematical formula. The Board conducts a formal review of the CEO’s performance once per year.

The CEO is accountable to the Board and the Board committees. The Board Chair meets frequently with the CEO to discuss the affairs of the Company and to provide guidance and feedback. Throughout the year, on an ad hoc basis, the CEO also interacts with individual Board members to discuss matters.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy.

The Board receives regular reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including risk management, finance, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations, and insurance matters.

The Board Chair

The Board appointed Mr. Parrett as the Chair of the Board as of October 1, 2019. Mr. Parrett has been an independent member of the Board since May 8, 2014.

Pursuant to the Board mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Board Chair and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities for such role. This position description is reviewed by the Board annually. The position description for the Chair of the Board is contained in the Board mandate. The Board mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee.

The Board has also adopted a position description for Centerra’s CEO, which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Independence of Board Members

Centerra has a total of eight board members which includes the CEO and seven independent Board members (as further described below).

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58-101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority of the current directors (seven of eight) are independent.

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The Board has determined that Mr. Tomory is not independent because, as President and CEO of the Company, he is a member of management.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent director(s) have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2023, the independent members of the Board met 7 times, during each of the formal Board meetings.

Interlocking Directorships

An “interlock” occurs where two or more Board members also serve together as board members of another public company. Currently, no members of the Board have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Statutory Majority Voting and Advance Notice Nominations

In accordance with the CBCA, the Company’s governing statute, for all uncontested shareholder meetings held on or after August 31, 2022, each director nominee will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting and (ii) the day on which their successor is appointed or elected. As result of the implementation of the above-described amendments to the CBCA, the Company repealed its Majority Voting Policy in 2022.

In addition to the requirements under the CBCA, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Committees of the Board of Directors

Each standing committee of the Board operates under a written mandate/charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and any changes are recommended to the Board. On February 9, 2023, a new Technical and Corporate Responsibility Committee was created to replace the former Risk Committee and Sustainable Operations Committee. In the second quarter of 2023, the composition of each Committee was refreshed. Ms. Kei was appointed as the Chair of the Audit Committee; Ms. Yurkovich (as Chair) and Mr. Perron were appointed as members of the Nominating and Corporate Governance Committee; Messrs. Parrett (as Chair) and Wright were appointed as members of the Human Resources and Compensation Committee; and Mr. Wright and Ms. Pressler were appointed members of the Technical and Corporate Responsibility Committee. Ms. Yurkovich ceased to be a member of the Human Resources and Compensation Committee; and Messrs. Parrett and Connor ceased to be members of the Nominating and Corporate Governance Committee.

Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members. Charters for each standing Board committee can be found on Centerra’s website.

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Audit Committee

Members:	Wendy Kei (Chair) Richard Connor Michael Parrett	Meetings Held in 2023: 6 In-Camera meetings held in 2023: 6 Independence: All members Attendance: 100%

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;
•	the external auditor;
•	the internal auditor;
•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;
•	establish whistleblower process;
•	internal controls over financial reporting and disclosure controls; and
•	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are financially literate, financial experts and audit financial experts. In particular, each member of the Audit Committee is a chartered accountant or certified public accountant, each of Mr. Parrett and Ms. Kei formerly served as chief financial officer of a public company and Mr. Connor is a former partner of KPMG LLP, a multinational professional services company.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations, or (416) 204-1953 or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

Members:	Susan Yurkovich (Chair) Wendy Kei Jacques Perron	Meetings Held in 2023: 5 In-Camera meetings held in 2023: 5 Independence: All members Attendance: 100%

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Centerra’s overall approach to corporate governance;
•	the size, composition and structure of the Board and its committees;
•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;
•	orientation and continuing education for directors;
•	matters involving conflicts of interest of directors; and
•	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

Members:	Michael Parrett (Chair) Richard Connor Paul Wright	Meetings Held in 2023: 6 In-Camera meetings held in 2023: 6 Independence: All members Attendance: 100%

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of senior management;
•	the compensation of senior management;
•	senior management succession and development;

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•	diversity, equity and inclusion;
•	human resources policies; and
•	any additional matters delegated to the Human Resources and Compensation Committee by the Board.

Technical and Corporate Responsibility Committee

Members:	Jacques Perron (Chair) Paul Wright Sheryl Pressler Susan Yurkovich	Meetings Held in 2023: 7 In-Camera meetings held in 2023: 7 Independence: All members Attendance: 100%

The Technical and Corporate Responsibility Committee became effective February 9, 2023, and is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Company’s activities;
•	procedures for the preparation and disclosure of resource and reserve estimates for the Company’s properties;
•	overseeing significant technical and operational risks relating to the Company’s activities; and
•	overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

Review of Related Party Transactions

The Company’s Code of Ethics provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review and pre-approve any related-party transaction or situation involving (i) a director, (ii) a senior officer, or (iii) an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice before they are sent to the Board for approval. This includes:

•	Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest.
•	Each director and executive officer is expected to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which the Company participates.

There were no related-party transactions reported in 2023.

Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. Risk oversight is supervised by the Board as follows:

•	Technical and Corporate Responsibility Committee (effective February 9, 2023): The Technical and Corporate Responsibility Committee oversees significant technical and operational risks relating to the Company’s activities including production, operations, acquisition and divestment opportunities and development and exploration plans, the preparation and disclosure of resource and reserve estimates for the Company’s properties; and overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.
•	Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, cybersecurity, financial risk management policies and insurance. The Audit Committee also oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.
•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.

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•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

Cybersecurity and Information Security Risk

Recently, greater attention has been directed at cybersecurity matters and information security risk. The Board, through the Audit Committee, oversees information technology (“IT”) security risks. The Audit Committee receives IT and cybersecurity risk updates through quarterly reports from management on material cybersecurity matters including the identification of IT risks and appropriate mitigation action plans to protect the confidentiality and integrity of information at Centerra. Centerra manages IT security risk through a centralized risk-based methodology with the assistance of a team of external experts that work alongside Centerra’s internal IT team. The internal IT team is comprised of IT professionals, some with cybersecurity credentials, that are skilled at managing IT security risk processes and operations. Centerra also has cyber risk insurance which responds to third- and first-party liability in the event of a cyber incident, and which affords incident response assistance and support.

Centerra has not experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. However, the Company acknowledges that the cybersecurity space is evolving quickly and has therefore taken the following steps to mitigate cybersecurity incidents:

•	Providing annual cybersecurity education including regular phishing simulations, cybersecurity training and awareness campaigns throughout the year.
•	Utilizing leading cybersecurity vendors for continuous system monitoring and managed endpoint security and to assist the Company in the event of a cybersecurity event with incident response services.
•	Applying a multi-layered approach with intentional redundancies and additional cybersecurity software to increase protection of valuable data and information.
•	Collaborating with peers to share knowledge in the areas of threat intelligence, cyber trends, vulnerabilities, incident response and drills including membership with the Information Systems Audit and Control Association.
•	Upskilling the internal IT team to include certified cybersecurity professionals.
•	Ensuring Centerra has the appropriate cybersecurity insurance coverage in place.

In the next 12 months, the Company is refreshing and implementing the following items:

•	Conducting an operational technology cybersecurity assessment to identify and mitigate any new potential risks.
•	Formally developing, documenting, and implementing an internal Cybersecurity Incident Response Plan and a Cybersecurity Crisis Communications Plan, in addition to retaining a 3rd party partner, to ensure there is a framework for handling any security incident and to facilitate the coordination across the multiple jurisdictions in which the company operates.
•	Conducting a cybersecurity tabletop exercise, with a reputable 3rd party, to assess the Company’s response to a potential incident.

Centerra Inclusion, Diversity, Equity and Accessibility (“IDEA”)

Directors and Executive IDEA

Centerra has adopted an IDEA policy, which recognizes the importance to the Company of having a leadership group (including directors and officers of the Company) comprised of highly talented, experienced and dedicated individuals with a diverse mix of experience, skills and background collectively reflecting the strategic needs of the business. The Company also recognizes that diversity is critical to the future success of Centerra and will strive to enhance its focus on the advancement of underrepresented groups throughout the Company and to foster a culture of inclusivity, equity and accessibility.

The Company strives to maintain overall diverse representation among the leadership group and is targeting a minimum of 30% women representation in both the director and officer groups when evaluated separately by the end of 2026. The Company has achieved this objective as of the date of this Circular with 43% and 33% women in the director group and officer group, respectively.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the leadership group, all appointments will continue to be made on merit in the context of knowledge, experience, skills and background of each individual candidate in light of the needs of the Board and the Company. When assessing Board and Officer composition

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or identifying candidates to nominate for election to the Board or for appointment as an Officer, the Company will consider the following:

•	candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•	candidates that represent diverse groups, including with regard to gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation;
•	our commitment to the level of representation of women on the Board and in senior management positions;
•	engaging qualified independent external advisors to assist the Board and management in conducting its search for candidates as required. To the extent practical, search protocols will include a robust and rigorous process, using a committee and/or professional search firm specifically directed to include a diverse pool of candidates, including women and members of the designated groups or other underrepresented groups; and
•	the Board maintains an ongoing list of potential director candidates and the Company maintains a list of potential Officer candidates within its successor pool of talent. The Board and Company ensures that such lists include members of the designated and other underrepresented groups and, in particular, women candidates.

The Nominating and Corporate Governance Committee periodically reports to the Board on efforts regarding diversity with respect to Board members and the HRC Committee periodically reports to the Board on the appointment of Officers and reports on the implementation of the IDEA policy.

Centerra’s Inclusion, Diversity, Equity and Accessibility Program

The Company recognizes that a culture of inclusion, diversity, equity and accessibility is imperative for long-term success and that the journey begins at the top. To that end, the Company maintains a Global IDEA Executive Council, jointly sponsored, and chaired by the President and CEO and the Executive Vice President, Human Resources and Information Technology with representation from senior management. The Global IDEA Executive Council is responsible for the continued development of the IDEA global strategy, alignment of regional strategies, decisions on various IDEA initiatives, and oversight of the successful implementation of the strategy. The Global IDEA Executive Council is responsible for reporting back on progress to the senior management team and to the Board. In 2023, the Company continued progressing its multi year IDEA strategy and initiatives including but not limited to the following:

•	Participation in the International Women in Resource Mentoring Program as a Silver Sponsor of International Women in Mining for the third year in a row.
•	Incorporating psychological safety within the Company’s Health and Safety Training Program to support safe spaces for women and other unrepresented group for raising issues of inequity, harassment, and discrimination.
•	Continued education and awareness through Centerra’s learning management system on various IDEA topics in addition to the incorporation of a module on “Inclusivity” in Centerra’s leadership development programs.
•	Mental Health Awareness training at multiple sites across the organization.
•	Various initiatives focused on raising awareness, increasing representation and enhancing overall relationships with our Indigenous employees and partners as part of our ongoing commitment to Truth and Reconciliation.
•	The 2023 talent management review process was executed with a specific focus on identifying opportunities to increase representation of women throughout the organization. Existing gaps were identified at lower levels and unconscious bias in talent discussions were challenged. The Company observed a 28% increase in female talent calibrations, a 2.4% increase in female high potential candidates and 47% of the high potential candidates identified for succession and career development being women.
•	Executive female representation is now at 33% (achieving our goal of 30% minimum).

As of the date of this Circular, the number of members of the Company’s leadership group who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Board Members	Number of Executive Officers(1)	Total Board Members and Executive Officers
Women	3/7 (43%)	2/6 (33%)	5/13 (38%)
Indigenous peoples (First Nations, Inuit, Metis)	0	0	0
Persons with Disabilities	0	0	0
Members of Visible Minorities	1/7 (14%)	1/6 (17%)	2/13 (15%)
Total Representation of Designated Groups	3/7 (43%)(2)	3/6 (50%)	6/13 (46%)(2)
1.	This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.
2.	One director self-identified as a member of two Designated Groups.

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Skills Matrix

The matrix below shows the Board nominee mix of skills and expertise, as described below, in areas that are important to the Company’s business, assuming each of the Company’s nominee directors are elected to the Board at the Meeting. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on annual self-assessments by the directors of their skills and expertise in the following areas:

Skill and Description	Wendy Kei	Craig MacDougall	Michael Parrett	Jacques Perron	Sheryl Pressler	Paul Tomory	Paul Wright	Susan Yurkovich

Board Experience

Prior or current experience as a board member for a major organization (a public corporation listed on a stock exchange or a private corporation with annual revenue of at least $500 million)

	√		√	√	√		√	√

International Business Expertise

Expertise working in one or more international jurisdictions, including exposure to a range of political, cultural, and regulatory environments, with a preference for the jurisdictions in which the Company operates

	√	√	√	√		√	√	√
Mining, Exploration & Operations Leadership expertise with a prominent resource company with mining, reserves, exploration or processing expertise	√	√	√	√	√	√	√
Human Resources/ Compensation Expertise in executive compensation, succession planning, talent management, compensation strategies and retention programs and management of compensation related risks	√	√	√	√	√		√	√

Financial Literacy

The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements

	√		√	√	√	√	√
Corporate Governance Expertise in best practices in corporate governance policies and principles, and emerging trends	√	√	√	√	√		√	√
Environmental and Social Performance Expertise and knowledge of standards, policies, programs, standards and investor expectations relating to environment and social performance	√	√		√	√	√	√	√
Health and Safety Expertise and knowledge in management and implementation of health, and safety policies, standards, and procedures		√		√		√	√	√
Investment Banking/ Mergers & Acquisitions Expertise in investment banking, finance or in mergers and acquisitions	√		√	√	√	√	√
Government Relations/ Political Risk Expertise in, or understanding of, the workings of government, public and regulatory policy, and political risks in the jurisdictions in which the Company operates				√			√	√
Executive Leadership Expertise driving growth or strategic direction as a senior officer of a publicly listed company or major organization	√	√	√	√	√	√	√	√
Technology/Cybersecurity Expertise with technology implementation, application or development which may include emerging technologies, business information systems or cybersecurity	√			√
Risk Management Expertise identifying, assessing, managing, and reporting on risks affecting the Company and the mining industry	√	√		√	√	√	√	√

Ms. Kei is a Fellow Chartered Professional Accountant and Mr. Parrett is a Chartered Professional Accountant, both of which are not and were not employed by the Company’s current auditor. In addition, both Mr. Parrett and Ms. Kei have previously served in the role of Chief Financial Officer, but are not a current or former Chief Financial Officer of the Company.

Board Renewal and Succession Planning

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company’s shareholders following their 75th birthday and that directors may not be re-elected after reaching

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age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

The Nominating and Corporate Governance Committee annually reviews director tenure, Board performance as a whole, individual director performance and self-assessed skills to ensure an appropriate degree of turnover while maintaining Board continuity and experience. Mr. Connor, who has been a director for 11 years, is not standing for re-election at this Meeting. Should all of the director nominees be elected at the Meeting, the average Board tenure would be 5.75 years.

The Board has concluded that the Board’s existing renewal mechanism continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors but the Nominating and Corporate Governance Committee and the Board consider directors’ tenure on the Board as part of its annual process of nominating directors.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees and the Chair through the use of a confidential self-assessment questionnaire completed by each director. In the assessment, directors are also asked to comment on the performance of their peer directors. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through questionnaires and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business as well as the requirements of the Company’s IDEA policy discussed above. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee recommends candidates for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in the Company’s IDEA policy.

The Nominating and Corporate Governance Committee maintains a schedule of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 7-11 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on Company strategy, operations, risk profile, business development, legal, financial, exploration, human resources and investor and government relations matters.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also encouraged to attend conferences or seminars at Centerra’s expense. Such conferences or seminars can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the members’ knowledge of the Company’s business. Specific continuing education completed in 2023 is listed in the following table.

Subject	Attendees	Presenter
Fundamentals of Generative AI	Richard Connor	KPMG
Economic Outlook Forum	Richard Connor	Leeds School of Business, University of Colorado

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Subject	Attendees	Presenter
Board Leadership Conference	Richard Connor	KPMG LLP
Audit Committee Certificate Program Examiner	Wendy Kei	CPA Canada
KPMG Mining Audit Committee Roundtable Update for Year End	Wendy Kei	KPMG LLP
Virtual Speaker Series: Linking ESG Priorities and Incentives	Wendy Kei	Women Get on Board Inc.
Global Risk Report 2023	Wendy Kei	Marsh
Climate Change Module 3	Wendy Kei	Institute of Corporate Directors (“ICD”)
Navigating Rising Expectations for Canadian Boards Session 3	Wendy Kei	ICD
Global Boardroom Program – Thorny Topics for the Audit Committee	Wendy Kei	Deloitte LLP
Introducing the first ISSB Standards Understanding what this means for companies	Wendy Kei	KPMG LLP
Navigating Climate Governance: Legal Update for Directors	Wendy Kei	ICD
ESG Designation Program (GCB.D)	Wendy Kei	Competent Boards
OSC Roundtable – Strengthening diversity in our capital markets	Wendy Kei	Ontario Securities Commission
Cultural Competency Training	Wendy Kei	Ontario Power Generation Inc.
Hot Topics and Market Trends in Executive Compensation	Richard Connor Michael Parrett Paul Tomory Paul Wright	Southlea Group LP
Trends in Corporate Governance Update	Richard Connor Wendy Kei Michael Parrett Jacques Perron Paul Tomory Paul Wright Susan Yurkovich	Fasken Martineau DuMoulin LLP
ESG & Climate Change Update	Wendy Kei	ESG Global Advisors
M&A and Activism Preparedness – Considerations for Directors	Jacques Perron	ICD
Artificial Intelligence in Financial Reporting	Jacques Perron	KPMG LLP
The Role of Boards Overseeing Culture	Jacques Perron	ICD
Emerging Risks	Jacques Perron	Gartner
The Inflation Reduction Act and Its Impact on the Growth of Sustainable Assets	Sheryl Pressler	Pensions & Investments
Future-proofing Boards for Long Term Success	Sheryl Pressler	Board IQ
Mellon Global Fund Board Forum	Sheryl Pressler	Bank of New York – Mellon
ESG: Seeking Alignment with Climate Change	Sheryl Pressler	Pensions & Investments

Board members are also encouraged to visit the Company’s main operating sites and other properties and regularly do so. In 2023, certain Board members visited the Öksüt Mine in Türkiye; the Mount Milligan Mine in British Columbia, Canada; the Goldfield Project in Nevada, U.S.; the Oakley Project in Idaho, U.S. and the Thompson Creek Mine in Idaho, U.S.

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has established a Code of Ethics for employees, which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices, and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or anonymous manner to: (i) the General Counsel and Corporate Secretary of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hours-a-day compliance hotline, a service which is operated by a third party and is available in the local languages spoken where the Company’s operating subsidiaries are located. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

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All directors and employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

•	establishes a process for the disclosure of material information;
•	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;
•	sets out the obligations of Centerra’s directors, officers and other employees to preserve the confidentiality of undisclosed material information;
•	sets out the prohibitions applicable to Centerra’s directors, officers and other employees with respect to illegal insider trading and tipping; and
•	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its investors, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information concerning the business, affairs and performance of the Company. This includes quarterly conference calls in conjunction with the release of the Company’s financial results, as well as regular presentations to, or meetings with, analysts, institutional and retail shareholders, and potential investors. Through the Company’s website, investors and other stakeholders may access information provided by the Company to the investment community. The Company has a dedicated investor relations department, which works closely with members of the investment community, including institutional and retail investors. In addition, the Company has procedures in place to ensure that inquiries or other communications from investors are answered by an appropriate person in the Company.

During 2023, the President and CEO, the investor relations department and other members of senior management, including the COO and CFO, held over 165 meetings with investors, attended 6 industry conferences, completed 9 days of non-deal roadshows in various cities in North America and Europe, presented to 10 institutional equity sales desks at various brokers, and hosted a group of research analysts and investors on a site tour of the Mount Milligan Mine.

The Board has a Shareholder Engagement Policy to facilitate transparent and direct engagement between members of the Board and Centerra's shareholders, shareholder organizations and governance groups, while complying with the Company's internal policies and applicable laws. A copy of the Shareholder Engagement Policy can be found on Centerra’s website at https://www.centerragold.com/corporate/shareholder-documents and is also available in print upon request.

Centerra’s Board members, including the Board Chair, welcome communications and feedback from the Company’s shareholders or other stakeholders. Interested parties may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and officers are covered under a directors’ and officers’ liability insurance program. The aggregate limit of liability applicable to those insured directors and officers under the program policies is US$100 million, inclusive of defense costs. There is no retention for officers or directors under these policies for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or officer, the program provides reimbursement coverage for losses over a deductible of US$2.5 million. The premium paid by Centerra for 2023 was US$1.77 million.

Centerra’s by-laws also provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and officers providing for indemnification and related matters.

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INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s most recent AIF. A copy of the Company’s most recent AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations or (416) 204-1953, or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The period in which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2025 is between December 15, 2024 and February 13, 2025.

ADDITIONAL INFORMATION

Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Investor Relations.

Copies of the Company’s most recent AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available upon request from the Corporate Secretary or from Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS (signed) “Yousef Rehman” Yousef Rehman Executive Vice President, General Counsel & Corporate Secretary Toronto, Ontario April 2, 2024

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APPENDIX A

CENTERRA GOLD INC.

(the “Corporation”)

BOARD MANDATE

1.       GENERAL

The Board of Directors (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.       THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, discharging the duties of care and loyalty, free from conflicts of interest. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.       DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

·	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;
·	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;
·	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;
·	engage in continuing education programs for directors, as appropriate;
·	attend all meetings of the Board and any committee of which he or she is a member; and
·	conducting themselves in accordance with all policies of the Corporation.

4.       BOARD COMPOSITION

(a)       Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Nominating and Corporate Governance Committee will also take into consideration the representation of women and other minority groups in the director identification and selection process in accordance with the Corporation’s diversity, equity and inclusion policy.

Directors who change their principal occupation are expected to advise the Nominating and Corporate Governance Committee and, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

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(b)       Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)       Board Size

The Board is of the view that a size of between 8 and 11 members is conducive to effective decision-making and committee work.

(d)       Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)       Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)       Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)       Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.       BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)       selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)       satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)       succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)       human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)       adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

(f)       approval of periodic capital and operating plans and monitoring corporate performance against those plans;

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(g)       policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)       oversight of strategic risks relating to the Corporation’s activities;

(i)       policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(j)       policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(k)       assessment of the effectiveness of the Board and its committees;

(l)       confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(m)       definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(n)       communications policy of the Corporation;

(o)       health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(p)       policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(q)       environmental, social and governance (“ESG”) matters including the assignment to committees of the Board of the general responsibility for developing the Corporation’s approach to such ESG compliance as appropriate;

(r)       oversight of government relations matters conducted by management;

(s)       oversight of the estimation of mineral reserves and mineral resources by management;

(t)       corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(u)       calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(v)       approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders' meetings and filling a vacancy among the directors or in the office of the auditor;

(w)       issuance of securities of the Corporation;

(x)       declaration of dividends and establishment of the dividend policy for the Corporation;

(y)       approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors' circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(z)       adoption, amendment or repeal of by-laws of the Corporation;

(aa)review and approval of material transactions not in the ordinary course of business; and

(bb)other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.       DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

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7.       CHAIR

(a)       Appointment

The Board will in each year appoint from among its members a Chair. The Chair of the Board shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)       General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)       Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if Chair is not independent):

·	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;
·	preside as chair at all meetings of the Board and shareholders;
·	set the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;
·	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;
·	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;
·	serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;
·	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;
·	consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;
·	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;
·	confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;
·	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;
·	work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;
·	at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and
·	perform additional duties requested by the Board.

8.       LEAD DIRECTOR

(a)       Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8(b) below.

(b)       Specific Role and Responsibilities

·	coordinate the activities of the independent directors;
·	preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;
·	call meetings of the independent directors, as appropriate;
·	serve as liaison between the Chair, Chief Executive Officer and the independent directors;

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·	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;
·	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;
·	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors matters;
·	provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and
·	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

9.       CORPORATE SECRETARY

(a)       Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)       General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)       Specific Role and Responsibilities

The Corporate Secretary will:

·	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;
·	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;
·	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;
·	confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;
·	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;
·	administer the operations of the Board and its committees;
·	act as Secretary at annual meetings of shareholders;
·	monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and
·	perform additional duties requested by the Chair or the Board or any of its committees.

10.       BOARD COMMITTEES

(a)       General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee.

(b)       Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(c)       Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s

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website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics and International Business Conduct Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board, including oversight of hedging activities; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chair of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chair of the Board; the objectives and design of the compensation program of the Corporation consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; diversity, equity and inclusion matters; management’s recommendation on annual merit increases consistent with the budget approved by the Board; special recognition payments under the CEO Awards Program which are recommended to be $50,000 or greater; and the administration of all equity-based compensation plans, subject to reporting to the Board. The Human Resources and Compensation Committee oversees and approves the compensation arrangements for Board members.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities relating to (i) technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Corporation’s activities; (ii) procedures for the preparation and disclosure of resource and reserve estimates for the Corporation’s properties; (iii) overseeing significant technical and operational risks relating to the Corporation’s activities; and (iv) overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

11.       BOARD AND COMMITTEE MEETINGS

(a)       Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address

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specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)       Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)       Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)       Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)       Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)       Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)       Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)       Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the Chair of the meeting does not have a second or casting vote.

(i)       Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

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Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)       Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)       Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.       DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation at least bi-annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.       SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.       DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.       BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.       PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

In coordination with the Chair, the Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

17.       CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

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The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.       INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.       CONFLICTS OF INTEREST

Each director is required to inform the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.       CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.

c/o Corporate Secretary

Centerra Gold Inc.

Suite 1800 – 1 University Avenue

Toronto, Ontario, Canada M5J 2P1

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